As filed with the Securities and Exchange Commission on July 22, 2014

Registration No. 333-196140

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENERGY FOCUS, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3021850
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

32000 Aurora Road, Suite B

Solon, Ohio 44139

(440)715-1300

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Tu

Executive Chairman and Chief Executive Officer

Energy Focus, Inc.

32000 Aurora Road, Suite B

Solon, Ohio 44139

(440)715-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John M. Gherlein	M. Ali Panjwani, Esq.
Janet A. Spreen	Pryor Cashman LLP
Baker & Hostetler LLP	7 Times Square
PNC Center	New York, New York 10036-6569
1900 East 9th Street	Telephone: (212) 421-4100
Cleveland, Ohio 44114	Facsimile: (212) 326-0806
Telephone: (216) 621-0200
Facsimile: (216) 696-0740

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)          Smaller reporting company X

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)

Common Stock, $.0001 par value per share	2,875,000	$5.65	$16,243,750	$2092.20

(1)	Includes 375,000 shares issuable upon exercise of an option to purchase additional shares granted to the underwriters.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices per share of the Common Stock on the OTCQB Marketplace as of a date (July 17, 2014) within five business days prior to filing this Registration Statement.

(3)	$1,481.20 of this amount was already paid in connection with a prior filing of this Registration Statement.

The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on a date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2014

PROSPECTUS

ENERGY FOCUS, INC.

2,500,000 Shares of Common Stock

We are offering 2,500,000 shares of our common stock.

Our common stock is currently quoted on the OTCQB Marketplace operated by the OTC Markets Group, Inc., or OTCQB, under the symbol “EFOI.” On July 21, 2014, the last reported sale price for our common stock was $4.90 per share. Our common stock has been approved for listing on The NASDAQ Capital Market under the symbol “EFOI” concurrently with the closing of this offering.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 8 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions (1)	$	$
Proceeds to Energy Focus, before expenses	$	$

(1) The underwriters will receive compensation in addition to the underwriting discount of a warrant to purchase up to 100,000 shares of common stock at a per share exercise price equal to 120% of the public offering price of the common stock sold in this offering. See “Underwriting” beginning on page 34 of this prospectus for a description of compensation payable to the underwriters.

We have granted the underwriters an option exercisable at any time or from time to time, in whole or in part, for a period of 30 days from the date of this prospectus supplement to purchase up to an 375,000 additional shares of our common stock, less underwriting discounts and commissions, solely to cover overallotments, if any.

Delivery of the common stock is expected to be made on or about                   , 2014.

Roth Capital Partners

Northland Capital Markets	BTIG

The date of this prospectus is               , 2014.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

SECURITIES OFFERED	6

SUMMARY CONSOLIDATED FINANCIAL DATA	7

RISK FACTORS	8

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	18

USE OF PROCEEDS	19

MARKET FOR THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS	20

DIVIDEND POLICY	20

CAPITALIZATION	21

BUSINESS	22

SHARES ELIGIBLE FOR FUTURE SALE	29

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS	31

UNDERWRITING	34

DESCRIPTION OF CAPITAL STOCK	39

LEGAL MATTERS	41

EXPERTS	41

WHERE YOU CAN FIND MORE INFORMATION	41

INFORMATION INCORPORATED BY REFERENCE	41

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Unless the context otherwise requires, all references to “Energy Focus,” “we,” “us,” “our,” “our company,” or “the Company” in this prospectus refer to Energy Focus, Inc., a Delaware corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus contains trademarks, trade names, service marks and service names of Energy Focus, Inc. and other companies.

 PROSPECTUS SUMMARY

This prospectus provides you with a general description of the common stock being offered. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated, the information in this prospectus reflects a one-for-ten reverse stock split of our common stock effected on July 16, 2014, and all share and per share data has been adjusted for the one-for-ten reverse stock split for all periods presented. Share numbers as adjusted for the split do not take into account the cash out of fractional shares. The actual amount of shares may be less than the amount shown.

Our Company

Energy Focus, Inc., together with its subsidiaries, designs, develops, manufactures, and markets energy-efficient LED lighting products, and is a leading provider of turnkey, energy-efficient, lighting retrofit solutions in the general commercial and the governmental and public sector markets. Energy Focus’ LED lighting technology offers significant energy savings, heat dissipation and maintenance cost benefits over conventional lighting for multiple applications.

Our business operates in the following two segments:

●	Products: providing military, public sector, general commercial and industrial energy-efficient LED lighting offerings; and

●

Solutions: providing turnkey, high-quality, energy-efficient LED lighting application alternatives, primarily to the existing public-sector building market. We have also begun pursuing opportunities in the commercial and industrial sectors.

In November 2013, we sold and discontinued our pool products business, and are focusing our resources solely on our LED lighting retrofit business. With this as our goal, our solutions segment began focusing its efforts on only bidding all-LED replacement solutions in energy services companies’ (“ESCOs”) contract proposals versus fluorescent replacements. To support our lighting product business, research and development remains a key focus. Our research and development team is dedicated to the continuous improvement and innovation of our LED lighting technologies. Historically, we have supported much of our R&D activities through government grants. With our renewed focus on LED products, we have concentrated our efforts on bidding on research contracts and grants from those that support LED technologies.

Our Industry

According to the International Energy Agency (IEA)/Organisation for Economic Co-operation and Development (OECD), lighting is responsible for 19% of global electricity use. A Philips Market Intelligence 2011 report stated that in the United States alone, a 40% reduction in electricity use from lighting would save $53 billion in annual energy costs and reduce energy demand the equivalent of 198 mid-sized power stations. We believe there is a substantial opportunity to achieve these electricity reductions through the broad adoption of LED bulbs, as they consume 50% to 85% less electricity and last three to ten times longer than traditional incandescent or fluorescent bulbs.

Our goal is to become a LED lighting retrofit leader by bringing affordable, high performance tubular light emitting diode (“TLED”) products to the global marketplace. According to a 2013 NPD DisplaySearch LED Lighting Market and Forecast Report, the global penetration rate for TLEDs in 2012 was 3.2% and is expected to grow to 22.3% in 2016. In the U.S., the penetration rate for TLEDs in 2012 was less than 1%, according to a 2013 U.S. Department of Energy report titled “Adoption of Light-Emitting Diodes in Common Lighting Applications.”

Specifically, we concentrate on selling our TLED products to three primary end markets: commercial and industrial, military and maritime and ESCOs. Our focus consists of replacing fluorescent lamps in troffer (i.e., standard office building recessed linear lighting) fixtures, high-bay fixtures, and parking garage luminaries with our TLED lamps. According to the “2010 U.S. Market Lighting Characterization” report published by the U.S. Department of Energy in January 2012, there were approximately 1.8 billion linear fluorescent lamps in the United States in the non-residential market in 2010. Based on these statistics and our calculations, we believe this total addressable market for our TLEDs in the U.S. alone is in excess of $25 billion.

Our Products and Solutions

We produce, source, and/or market a wide variety of lighting technologies to serve our primary end markets, including the following:

●	LED luminaires and fixtures to serve the U.S. Navy,

●	TLED replacements for linear fluorescent lamps,

●	LED luminaires and fixtures,

●	LED docklights,

●	TLED parking garage luminaires and fixtures,

●	LED cold storage globe luminaires, and

●	LED retrofit kits for high-intensity discharge (“HID”) applications.

The key features of our products are as follows:

●	Many of our products meet the lighting efficiency standards mandated by the Energy Independence and Security Act of 2007 (“EISA 2007”).

●	Many of our products qualify for federal and state tax and rebate incentives for commercial and residential consumers in certain states.

●	Many of our products make use of proprietary optical and electronics delivery systems that enable high efficiencies with superior lighting qualities.

Through our solutions segment, we partner with ESCOs where we specialize in developing and designing lighting retrofit solutions that generate guaranteed financial returns by using highly innovative lighting technologies. Our services include comprehensive lighting and energy audits, lighting design and solution development, turnkey lighting implementation, Leadership in Energy & Environmental Design (“LEED”) ready lighting upgrades, and pre and post upgrade monitoring and measurement.

We are aggressively expanding our efforts to sell our LED linear replacement lamps into the general commercial and industrial sectors. We plan to open regional sales offices in strategic areas of the U.S. to extend our presence in certain key cities.

We continue to seek to aggressively penetrate the government and military lighting markets. In this regard, we have many products being actively marketed to United States federal government agencies through our distribution partners as well as our direct sales force and online web presence.

Our Strengths and Strategy

Our long-term strategy is to continue to penetrate existing commercial and industrial buildings, and military and maritime lighting markets by providing turnkey, comprehensive and cost competitive energy-efficient lighting solutions that utilize our energy-efficient LED lighting products. We will continue to focus on markets where the economic benefits of our lighting solutions offerings are most compelling. These markets include the U.S. Navy, municipalities, universities, schools, hospitals, office buildings, parking garages, supermarkets, retail chains, warehouse facilities and manufacturing environments. The passage of the Energy Savings Performance Contracts legislation in nearly all the U.S. states and EISA 2007 by Congress created a natural market for our energy-efficient products due to certain mandated efficiency standards that our products meet.

Since many of our products today are more efficient than traditional lighting products such as incandescent bulbs and fluorescent lamps, our focus is to increase awareness and knowledge of our technology and offerings within our target markets and to establish comprehensive distribution networks so that we can reach as many potential customers as possible and as soon as possible.

Our strengths, which we believe provide a strategic competitive advantage, include the following:

●	providing the only LED fluorescent replacement lamps currently approved for the U.S. Navy,

●	providing high quality, price competitive TLED lamps to replace fluorescent and High Intensity Discharge (HID) lamps for commercial and industrial markets,

●	providing our customers with high performance LED lighting retrofit solutions with low total overall cost of ownership,

●	a broad and intimate understanding of lighting technologies and LED lighting applications,

●

a strong understanding of the existing commercial and industrial building market drivers and the evolution towards “green” lighting products and energy-efficient lighting systems that maximize customer return on investment,

●	fundamental proprietary knowledge of non-imaging optics and coatings, and

●	strong relationships and long-term partnerships with the federal government and government contractors for research and development.

Our tactical approach to implement our long-term strategy includes:

●	continuing to seek to aggressively penetrate the government and military lighting markets through our distribution partners, direct sales force and online presence,

●

continuing to develop mainstream lighting technologies that directly compete against linear fluorescent general illumination lamps and that lead the TLED retrofit market from quality, reliability and price standpoints,

●	penetrating the lighting retrofit market of existing buildings by adding sales associates and expanding geographical reaches in both the U.S. and U.K. markets, and

●	continuing to strengthen our services and value added to our customers by providing comprehensive LED solutions capabilities.

Through our strengths and these actions, we seek to achieve the following objectives:

●	sales growth and improved gross margins and overall financial performance,

●	further penetration of our military-grade LED lighting products to the military and maritime markets,

●	high quality and comprehensive sales and distribution networks to directly reach and service our clients,

●	a streamlined and effective organization that is focused on creating economic value for our customers through our energy-efficient LED products and solutions in the lighting retrofit market, and

●	continued development of mainstream lighting products that are not currently available and are differentiated by their performance, energy consumption, longevity, and cost of ownership.

Over the last 12 months, we have made significant progress in our plan to reposition the Company for growth and profitability including:

●	reestablishing corporate vision, mission and core values,

●	intensifying our focus on and developing business strategies to pursue TLED global lighting retrofit opportunities, specifically in the fluorescent and HID replacement markets,

●	realigning our leadership at the corporate level, as well as at individual business unit levels,

●	divesting non-core businesses by selling our pool lighting product business,

●	streamlining our operations by closing our Mexican facility and restructuring our product development practices, and

●	improving our global supply chain practices that improved and will continue to improve our gross margins.

Recent Developments

Between December 13, 2012 and October 10, 2013, we sold an aggregate of $7,645,000 in principal amount of 5% subordinated convertible notes. The notes had a 5% annual interest rate and were convertible into our common stock at the rate of $0.23 per share (pre-split). The 2012 notes were scheduled to mature on December 31, 2015 and the 2013 notes were scheduled to mature on December 31, 2016. During the second and fourth quarters of 2013, one investor converted $1,500,000 in aggregate principal amount of notes into 6,521,739 shares (pre-split) of common stock. On March 31, 2014, all remaining investors converted the $6,145,000 outstanding aggregate principal amount of notes into 26,717,393 shares (pre-split) of common stock.

On July 16, 2014, we effected a one-for-ten reverse stock split. Our common stock has been approved for listing on The NASDAQ Capital Market concurrently with this offering. We cannot assure you that our stock will continue to trade at or above the minimum price for such listing.

The Company is in the process of finalizing its results for the second quarter of 2014. Based on information available to date, the Company preliminarily estimates the following:

●	Sales will be between $6.3 million to $6.7 million (unaudited) for the second quarter of 2014, which would represent a sequential growth of 29% to 37% over the first quarter of 2014; and

●	Results for the second quarter of 2014 will show continued improvement in gross margins.

The Company has provided estimates for its preliminary results described above because its financial closing procedures for the second quarter of 2014 are not yet complete. The Company currently expects that its final results will be approximately as described above. However, the estimates described above are preliminary and represent the most current information available to management. Therefore, it is possible that the Company’s actual results may differ materially from these estimates due to the completion of its financial closing procedures, final adjustments and other developments that may arise between now and the time its financial results for the second quarter of 2014 are finalized.  Accordingly, you should not place undue reliance on these estimates. The preliminary financial data for the second quarter of 2014 included in this prospectus has been prepared by, and is the responsibility of, the Company’s management.

In addition, based on the current expectations of management, the Company currently anticipates that EBITDA (earnings before interest, taxes, depreciation and amortization) will be positive for the second half of 2014.  However, it is possible that the Company’s actual results for the second half of 2014 may differ materially from the Company’s expectations because of developments that may arise between now and the time its financial results are finalized for the 2014 fiscal year.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

●	We have a history of operating losses and may incur losses in the future, and our auditors have issued a “Going Concern” opinion.

●

If LED lighting technology fails to gain widespread market acceptance or we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed.

●	If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized.

●	If we are unable to obtain and adequately protect our intellectual property rights, our ability to commercialize our products could be substantially limited.

●

We currently derive a significant portion of our revenue from a few customers and the loss of one of these customers, or a reduction in their demand for our services, could adversely affect our business, financial condition, results of operations and prospects.

●

If critical components and finished products that we currently purchase from a small number of third-party suppliers become unavailable or increase in cost, or if our suppliers fail to meet our requirements for quality, quantity and timeliness, our revenue and reputation in the marketplace could be harmed, which would damage our business.

●

A significant portion of our business is dependent upon the existence of government funding, which may not be available into the future and could result in a significant reduction in sales and could cause significant harm to our business.

●	An active trading market for our common stock may not develop and the market price for our common stock may decline below the offering price of our common stock in this offering.

●

The NASDAQ Capital Market may not continue to list our common stock for trading on its exchange if we do not comply with its continued listing requirements, which could adversely affect the price of our common stock and its liquidity.

Our Corporate Information

The Company was founded in 1985 as Fiberstars, Inc., a California corporation and reincorporated in Delaware in November 2006. In May 2007, Fiberstars, Inc. merged with and became Energy Focus, Inc., also a Delaware corporation. Our principal executive offices are located at 32000 Aurora Road, Suite B, Solon, Ohio 44139. Our telephone number is 440.715.1300. Our website address is www.energyfocusinc.com. Information on our website is not part of this prospectus.

 Securities Offered

Common Stock Offered by Us	2,500,000 shares.

Overallotment Option

We have granted the underwriters an option to purchase up to 375,000 additional shares of our common stock to cover overallotments, if any, exercisable, in whole or in part, for a period of 30 days from the date of this prospectus.

Description of Warrants

The warrants issued to the underwriters will have a per share exercise price of $       (120% of the public offering price of common stock sold in the offering). The warrants are exercisable immediately and will expire five years from the date of issuance. See “Underwriting.”

Common Stock Outstanding After This Offering	Approximately 10,524,961 shares (approximately 10,899,961 shares if the overallotment option is exercised in full).

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $11,095,658 based on an assumed public offering price of $4.90 per share (the last reported sale price of the common stock on July 21, 2014) or $12,813,721 if the underwriters exercise the overallotment option in full. We intend to use the proceeds of this offering to finance certain capital expenditures and for working capital and other general corporate purposes, which may include, but are not limited to, the purchase of manufacturing equipment and the purchase and implementation of a new enterprise resource planning system, expansion of our sales office presence, retirement of debt and inventory purchases. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page 8 for a discussion of risks you should consider before purchasing shares of our common stock.

Market Symbol and Listing

Our common stock is quoted on the OTCQB under the symbol “EFOI.” Our common stock has been approved for listing on The NASDAQ Capital Market under the same symbol concurrently with the closing of this offering.

The number of shares outstanding after this offering is based on shares outstanding as of July 16, 2014, which reflects a one-for-ten reverse stock split effected July 16, 2014 at 5pm EDT. This number does not include:

●	outstanding options to purchase approximately 439,341 shares of our common stock, of which options to purchase approximately 207,629 shares were exercisable as of July 16, 2014,

●	outstanding restricted share units for 1,220 shares of our common stock, none of which have vested,

●

995,049 shares of our common stock issuable upon the exercise of certain outstanding warrants (other than the warrants issued to the underwriters), of which warrants to purchase 895,049 shares were exercisable as of July 16, 2014,

●	100,000 shares of common stock issuable upon exercise of the warrants issued to the underwriters, and

●	1,067,285 shares of our common stock issuable pursuant to future awards under our equity incentive and employee stock purchase plans.

Our Board of Directors and our stockholders have approved the Energy Focus, Inc. 2014 Stock Incentive Plan (“2014 Plan”) under which 600,000 shares were authorized and 580,000 shares remain available for equity award grants. No further awards will be made under the prior plans and the unissued remaining shares under such plans are not available for future awards under the 2014 Plan or any other plan.

 Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 and 2013. The summary consolidated financial data for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated financial data for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the information contained under the captions “Selected Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (our “2013 Annual Report”) and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014.

	Year Ended		Three Months Ended
	December 31,		March 31,
	2013	2012	2014	2013
	(Audited)		(Unaudited)
	(in thousands except per share amounts)
Statements of Operations Data:
Net sales	$21,533	$23,375	$4,919	$4,458
Gross profit	4,579	3,972	1,422	883
Operating expenses	11,336	9,882	2,495	2,119
Loss from operations	(6,757)	(5,910)	(1,073)	(1,236)
Total other expenses	(190)	(666)	(2,978)	(220)
Net loss from continuing operations	(6,947)	(6,576)	(4,050)	(1,456)
Income (loss) from discontinued operations	4,586	867	(20)	28
Net loss	(2,361)	(5,709)	(4,070)	(1,428)
Net loss per share, basic and diluted[1]:
From continuing operations	(1.45)	(1.59)	(0.79)	(0.32)
From discontinued operations	0.96	0.21	-	-
Total loss per share	(0.49)	(1.38)	(0.79)	(0.32)
Basic and diluted weighted average shares outstanding[1]	4,779	4,132	5,173	4,470

	December 31,		March 31,
	2013	2012	2014
	(Audited)		(Unaudited)
	(in thousands except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$2,860	$1,181	$1,960
Trade accounts receivable, net	3,348	5,319	3,170
Inventories, net	2,510	2,581	2,127
Total current assets	10,777	10,826	8,714
Total assets	12,808	14,353	10,443
Total current liabilities	5,819	11,705	5,049
Long-term liabilities	4,065	1,823	269
Total liabilities	9,884	13,528	5,318
Shareholders’ equity	2,924	825	5,125

1Shares and per share amounts have been adjusted for the one-for-ten reverse stock split on July 16, 2014.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below. They are not the only risks that we face, however. If any of the following risks actually occur, our business, financial condition, or results or operations could be materially, adversely affected, the price of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Associated with Our Business

We have a history of operating losses and may incur losses in the future, and our auditors have issued a “Going Concern” opinion.

We have experienced net losses from continuing operations of $4.1 million for the quarter ended March 31, 2014 and $6.9 million, $6.6 million and $6.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of March 31, 2014, we had cash and cash equivalents of $2.0 million and an accumulated deficit of $87.1 million. Although management has addressed many of the legacy issues that have historically burdened our financial performance, we still face challenges in order to reach profitability. In order for us to attain profitability and growth, we will need to successfully address these challenges, including improvement in gross margins, execution of our marketing and sales plans for our turnkey energy-efficient LED lighting solutions business, the development of new technologies into sustainable product lines, the continuation of cost containment throughout our organization, and continued improvements in our supply chain performance.

There is a risk that our business may not be as successful as we envision. Our independent registered public accounting firm has issued an opinion in connection with our 2013 Annual Report raising substantial doubt as to our ability to continue as a going concern. This opinion stems from our historically poor operating performance, and our historical inability to generate sufficient cash flow to meet obligations and sustain operations without obtaining additional external financing. We currently have a revolving credit facility that provides funding for our operations that will expire on December 31, 2014. We intend to enter into a new arrangement beginning in 2015. Although we are optimistic about obtaining the funding necessary for us to continue as a going concern, there can be no assurances that this objective will be successful or that we will obtain funding on acceptable terms or in a timely fashion or at all. As such, we will continue to review and pursue selected external funding sources, if necessary, to execute these objectives including, but not limited to, the following:

●	obtain financing from traditional or non-traditional investment capital organizations or individuals,

●	potential sale or divestiture of one or more operating units, and

●	obtain funding from the sale of our common stock or other equity or debt instruments or the exercise of outstanding warrants.

      Obtaining financing through the above-mentioned mechanisms contains risks, including:

●

loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our Board of Directors,

●	the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing,

●	financing may not be available for parties interested in pursuing the acquisition of one or more of our operating units, and

●	additional equity financing may not be available to us in the current capital environment and could lead to further dilution of shareholder value for current shareholders of record.

If we fail to raise additional capital, including from sales revenues, loans or other external funding sources, we may be required to change our planned business strategies. If we are unable to obtain adequate financing, we may not be able to successfully develop and market our products and services. As a result, we would need to curtail business operations, which would have a material negative effect on operating results, the value of our outstanding stock is likely to fall, and our business may fail, causing our stockholders to lose their entire investments.

Depressed general economic conditions, including the strength of the construction market, may adversely affect our operating results and financial condition.

Our business is sensitive to changes in general economic conditions, both inside and outside the United States. An economic downturn may adversely impact our business. Sales of our lighting products depend significantly upon the level of new building and renovation construction, which is affected by housing market trends, interest rates and the weather. In addition, due to the seasonality of construction and the sales of lighting products, our revenue and income have tended to be significantly lower in the first quarter of each year. We may experience substantial fluctuations in our operating results from period to period as a consequence of these factors. Slow growth in the economy or an economic downturn could adversely affect our ability to meet our working capital requirements and growth objectives, or could otherwise adversely affect our business, financial condition and results of operations. As a result, any general or market-specific economic downturns, particularly those affecting new building construction and renovation, or that cause end-users to reduce or delay their purchases of lighting products, services, or retrofit activities, would have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

●	changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

●	our ability to effectively manage our working capital;

●	our ability to satisfy consumer demands in a timely and cost-effective manner;

●	pricing and availability of labor and materials;

●	our inability to adjust certain fixed costs and expenses for changes in demand;

●	seasonal fluctuations in demand and our revenue; and

●	disruption in component supply from foreign vendors.

If LED lighting technology fails to gain widespread market acceptance or we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed.

To be successful, we depend on continued market acceptance of our existing LED technology. Although adoption of LED lighting continues to grow, the use of LED lighting products for general illumination is in its early stages, is still limited and faces significant challenges. Potential customers may be reluctant to adopt LED lighting products as an alternative to traditional lighting technology because of its higher initial cost or perceived risks relating to its novelty, reliability, usefulness, light quality and cost-effectiveness when compared to other established lighting sources available in the market. Changes in economic and market conditions may also affect the marketability of some traditional lighting technologies such as declining energy prices in certain regions or countries may favor existing lighting technologies that are less energy efficient, reducing the rate of adoption for LED lighting products in those areas. Even if LED lighting products continue to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LED lighting products, lack of widely accepted standards governing LED lighting products and customer unwillingness to adopt LED lighting products in favor of entrenched solutions could significantly limit the demand for LED lighting products and adversely impact our results of operations. In addition, we will need to keep pace with rapid changes in LED technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have previously experienced, and could in the future experience, delays in the introduction of new products. If effective new sources of light other than LEDs are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own development of new products and enhancements to existing products, and achieve broad market acceptance of these products and enhancements, our competitive position may be harmed and we may not achieve sufficient growth in our net sales to attain or sustain profitability.

If we are unable to manage any future growth effectively, our profitability and liquidity could be adversely affected.

Our ability to achieve our desired growth depends on our execution in functional areas such as product development and management, sales and marketing, and general administration and operations. To manage any future growth, we must continue to improve our product development, distribution, operational and financial processes and systems and expand, train and manage our employee base. If we are unable to manage our growth effectively, our business and results of operations could be adversely affected.

If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized.

The lighting industry is highly competitive. In the high performance lighting markets in which we sell our advanced lighting systems, our products compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the advanced lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers. However, some of our competitors, particularly those that offer traditional lighting products, are larger, established companies with greater resources to devote to research and development, manufacturing and marketing, as well as greater brand recognition.

Moreover, we expect to encounter competition from an even greater number of companies in the general lighting market. Our competitors are expected to include the large, established companies in the general lighting industry, such as General Electric Company, Osram Sylvania, CREE, Inc. and Royal Philips Electronics. Each of these competitors has undertaken initiatives to develop LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting products than we possess. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us. Our competitors’ lighting technologies and products may be more readily accepted by customers than our products will be. Moreover, if one or more of our competitors or suppliers were to merge with one another, the change in the competitive landscape could adversely affect our competitive position. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our net sales and profitability and our future prospects for success may be harmed.

If we are unable to obtain and adequately protect our intellectual property rights, our ability to commercialize our products could be substantially limited.

We consider our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology. As a result, our business, financial condition and results of operations could be adversely affected. We protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements, and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or slightly modify our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad. Furthermore, there can be no assurance that we will be successful in obtaining additional patents, or licenses to patents or other intellectual property rights of third parties that we may need to support our business in the future. The inability to obtain certain patents or rights to third-party patents and other intellectual property rights in the future could have a material adverse effect on our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which may result in protracted and expensive litigation. We have engaged in litigation in the past and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities, require us to license disputed rights from others or require us to cease marketing or using certain products or technologies. We may not be able to obtain any licenses on acceptable terms, if at all, and may attempt to redesign those products that contain allegedly infringing intellectual property, which may not be possible. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. The cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

We derive a significant portion of our revenue from a few customers and the loss of one of these customers, or a reduction in their demand for our services, could adversely affect our business, financial condition, results of operations and prospects.

Our customer base is highly concentrated. One or a few customers have represented a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. In 2013, sales to our ten largest customers from continuing operations accounted for approximately 60% of net sales. Customers accounting for greater than 10% of our net sales from continuing operations include Johnson Controls, Inc., which accounted for approximately 14%, the U.S. Navy, which accounted for approximately 13%, and Seiberlich Trane, which accounted for approximately 12%. A limited number of customers may continue to comprise a substantial portion of our revenue for the foreseeable future. We could lose business from a significant customer for a variety of reasons, including:

●	the consolidation, merger or acquisition of an existing customer, resulting in a change in procurement strategies employed by the surviving entity that could reduce the amount of orders we receive;

●

our performance on individual relationships with one or more significant customers are impaired due to another reason, which may cause us to lose future business with such customers and, as a result, our ability to generate income would be adversely impacted; and

●	the strength of our professional reputation.

If critical components and finished products that we currently purchase from a small number of third-party suppliers become unavailable or increase in cost, or if our suppliers fail to meet our requirements for quality, quantity and timeliness, our revenue and reputation in the marketplace could be harmed, which would damage our business.

In an effort to reduce manufacturing costs, we have outsourced the production of certain parts and components, as well as finished goods in our product lines, to a small number of vendors in various locations throughout the world, primarily in the United States, China and Taiwan. While we believe alternative sources for these components and products are available, we have selected these particular suppliers based on their ability to consistently provide the best quality product at the most cost effective price, to meet our specifications, and to deliver within scheduled time frames. If our suppliers fail to perform their obligations in a timely manner or at satisfactory quality levels, we may suffer lost sales, reductions in revenue and damage to our reputation in the market, all of which would adversely affect our business. We may be vulnerable to unanticipated price increases and payment term changes. Significant increases in the prices of sourced components and products could cause our product prices to increase, which may reduce demand for our products or make us more susceptible to competition. Furthermore, in the event that we are unable to pass along increases in operating costs to our customers, margins and profitability may be adversely affected. Accordingly, the loss of all or one of these suppliers could have a material adverse effect on our operations until such time as an alternative supplier could be found.

Additionally, consolidation in the lighting industry could result in one or more current suppliers being acquired by a competitor, rendering us unable to continue purchasing key components and products at competitive prices. We may be subject to various import duties applicable to materials manufactured in foreign countries and may be affected by various other import and export restrictions, as well as other considerations or developments impacting upon international trade, including economic or political instability, shipping delays and product quotas. These international trade factors will, under certain circumstances, have an impact on the cost of components, which will have an impact on the cost to us of the manufactured product and the wholesale and retail prices of our products.

We depend on independent distributors and sales representatives for a substantial portion of our net sales, and the failure to manage our relationships with these third parties, or the termination of these relationships, could cause our net sales to decline and harm our business.

Although we are building our sales force to sell directly to end clients, we currently rely significantly on indirect sales channels to market and sell our products. Most of our products are sold through third-party independent distributors and sales representatives. In addition, these parties provide technical sales support to end-users. Our current agreements within these sales channels are generally non-exclusive, meaning they can sell products of our competitors. We anticipate that any such agreements we enter into in the future will be on similar terms. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these distributors or sales representatives perform and cannot be certain that we or end-users will be satisfied by their performance. If these distributors and sales representatives significantly change their terms with us, or change their historical pattern of ordering products from us, there could be a significant impact on our net sales and profits.

Our products could contain defects or they may be installed or operated incorrectly, which could reduce sales of those products or result in claims against us.

Despite product testing, defects may be found in our existing or future products. This could result in, among other things, a delay in the recognition or loss of net sales, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts, and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our lighting products and would likely harm our business. Some of our products use line voltages (such as 120 or 240 AC), which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our lighting products could result in personal injury or financial or other damages to end-users or could damage market acceptance of our products. Our customers and end-users could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we are unable to accurately estimate the risks, revenues or costs associated with a project, we may achieve a lower than expected profit or incur a loss on that project.

For the solutions segment of our business, we generally enter into fixed price contracts. Fixed price contracts require us to perform a contract for a specified price regardless of our actual costs. As a result, the profit that we realize on a contract is dependent on the extent to which we successfully manage our costs. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a project. A majority of our contracts are based on cost estimates that are subject to a number of assumptions. If our estimates of the risks, revenues or costs prove inaccurate or circumstances change, we may incur a lower profit or a loss on that project.

Additionally, we recognize certain contract revenues, including revenues from our solutions segment, using the percentage-of-completion method. Under this method, percentage-of-completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, we record the entire loss during the accounting period in which it is estimable. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. To the extent that these revisions result in a reduction in revenue, we recognize a credit or a charge against current earnings, which could be material.

Our business may suffer if we fail to comply with government contracting laws and regulations.

We derive a portion of our revenues from direct and indirect sales to U.S., state, local, and foreign governments and their respective agencies. Such contracts are subject to various procurement laws and regulations, business prerequisites to qualify for such contracts, accounting procedures, intellectual property process, and contract provisions relating to their formation, administration and performance, which may provide for various rights and remedies in favor of the governments that are not typically applicable to or found in commercial contracts. Failure to comply with these laws, regulations or provisions in our government contracts could result in litigation, the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension from future government contracting. If our government contracts are terminated, if we are suspended from government work, or if our ability to compete for new contracts is adversely affected, our business could suffer due to, among other factors, lost sales, the costs of any government action or penalties, damages to our reputation and the inability to recover our investment in developing and marketing products for government use.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have significant U.S. net operating loss and tax credit carryforwards (the “Tax Attributes”). Under federal tax laws, we can carry forward and use our Tax Attributes to reduce our future U.S. taxable income and tax liabilities until such Tax Attributes expire in accordance with the Internal Revenue Code of 1986, as amended (the “IRC”). Section 382 and Section 383 of the IRC provide an annual limitation on our ability to utilize our Tax Attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership, as defined under the IRC. Share issuances in connection with our past financing transactions, this offering or other future changes in our stock ownership, which may be beyond our control, could result in changes in ownership for purposes of the IRC. Such changes in ownership could further limit our ability to use our Tax Attributes. Accordingly, any such occurrences could adversely affect our financial condition, operating results and cash flows.

The cost of compliance with environmental, health and safety laws and regulations could adversely affect our results of operations or financial condition.

We are subject to a broad range of environmental, health, and safety laws and regulations. These laws and regulations impose increasingly stringent environmental, health, and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment, and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and working conditions for our employees. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions world-wide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. We may also be affected by future laws or regulations, including those imposed in response to energy, climate change, geopolitical, or similar concerns. These laws may impact the sourcing of raw materials and the manufacture and distribution of our products and place restrictions and other requirements on the products that we can sell in certain geographical locations.

An inability to obtain bonding could limit the number of solutions segment projects we are able to pursue.

As is customary in the construction business, we are often required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and other external factors, including the overall capacity of the surety market. Surety companies consider such factors in relation to the amount of our backlog and their underwriting standards, which may change from time to time. The surety industry has undergone significant changes with several companies withdrawing completely from the industry or significantly reducing their bonding commitment. In addition, certain reinsurers of security risk have limited their participation in this market. Therefore, we could be unable to obtain surety bonds when required, which could adversely affect our future results of operations and revenues.

We have international sales and are subject to risks associated with operating in international markets.

For the year ended December 31, 2013, net sales of our products outside of the United States represented 11% of our total net sales from continuing operations. We generally provide technical expertise and limited marketing support, while our independent international distributors generally provide sales staff, local marketing, and product services. We believe our international distributors are better able to service international markets due to their understanding of local market conditions and best business practices. International business operations are subject to inherent risks, including, among others:

●	difficulty in enforcing agreements and collecting receivables through foreign legal systems,

●	unexpected changes in regulatory requirements, tariffs, and other trade barriers or restrictions,

●	potentially adverse tax consequences,

●	the burdens of compliance with the U.S. Foreign Corrupt Practices Act, similar anti-bribery laws in other countries, and a wide variety of foreign laws,

●	import and export license requirements and restrictions of the United States and each other country in which we operate,

●	exposure to different legal standards and reduced protection for intellectual property rights in some countries,

●	currency fluctuations and restrictions, and

●	political, social, and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions.

If we do not anticipate and effectively manage these risks, these factors may have a material adverse impact on our sales, thus lowering our total revenues.

We may not fully recognize the anticipated revenue reported in our backlog.

The contracts we enter into for our solutions segment can be relatively large and typically range in the amount of $0.1 million to as much as $4.0 million. As of March 31, 2014, our solutions segment backlog of uncompleted work was $1.0 million. We include a project in our backlog when a contract is awarded or a letter of intent is obtained. The revenue projected in our backlog may not be realized or may not result in the revenue or profits expected. If a project included in our backlog is canceled, suspended or the scope of work is reduced, it would result in a reduction to our backlog, which could affect the revenues and profits realized. If a customer should cancel a project, we may be reimbursed for costs expended to date but would have no contractual right to the total projected revenues included in our backlog. Cancellations or delays of significant projects could have a material adverse effect on future revenues, profits and cash flows.

If we are unable to attract or retain qualified personnel, our business and product development efforts could be harmed.

To a large extent, our future success will depend on the continued contributions of certain employees, such as our current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. We had significant turnover in our management team during 2013 and cannot be certain that these and other key employees will continue in their respective capacities for any period of time, and these employees may be difficult to replace. Our future success will also depend on our ability to attract and retain qualified technical, sales, marketing, and management personnel, for whom competition is very intense. The loss of, or failure to attract, hire and retain any such persons could delay product development cycles, disrupt our operations, or otherwise harm our business or results of operations. We have been successful in hiring experienced energy solutions salespeople from leading firms in the industry, but if these individuals are not successful in achieving our expectations, then planned sales may not occur and the anticipated net sales may not be realized.

A significant portion of our business is dependent upon the existence of government funding, which may not be available into the future and could result in a significant reduction in sales and could cause significant harm to our business.

A significant portion of our research and development efforts have been supported directly by government funding and were contracted for short periods, usually one to two years. We anticipate a significant portion of our future product sales will come from the military and maritime markets, specifically the U.S. Navy, which is reliant upon federal funding. Further, a significant portion of net sales generated by Energy Focus LED Solutions, LLC (“EFLS”) are derived from state government funding and supported by federal government funding. U.S. government contracts are conditioned upon the continuing approval by the U.S. Congress of the necessary spending to honor such contracts. We cannot be certain that our U.S. government contracts will not be terminated or suspended in the future due to reductions or eliminations of government funding. If government funding is reduced or eliminated, there is no guarantee that we would be able to continue to fund our activities in these areas at their current levels, if at all, and grow our product sales. If we are unable to maintain our access to government funding in these areas, there could be a significant impact on our net sales and profits and our ability to compete and develop new products.

We believe that certification and compliance issues are critical to adoption of our lighting systems, and failure to obtain such certification or compliance would harm our business.

We are required to comply with certain legal requirements governing the materials in our products. Although we are not aware of any efforts to amend any existing legal requirements or implement new legal requirements in a manner with which we cannot comply, our net sales might be adversely affected if such an amendment or implementation were to occur.

Moreover, although not legally required to do so, we strive to obtain certification for substantially all our products. In the United States, we seek certification on substantially all of our products from Underwriters Laboratories (UL®) or Intertek Testing Services (ETL®). Where appropriate in jurisdictions outside the United States and Europe, we seek to obtain other similar national or regional certifications for our products. Although we believe that our broad knowledge and experience with electrical codes and safety standards have facilitated certification approvals, we cannot ensure that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, that we will be able to maintain such certifications for our existing products. Moreover, although we are not aware of any effort to amend any existing certification standard or implement a new certification standard in a manner that would render us unable to maintain certification for our existing products or obtain ratification for new products, our net sales might be adversely affected if such an amendment or implementation were to occur.

We incur significant costs as a result of being a public company and our management is required to devote substantial time and financial resources to meet compliance obligations.

As a public company reporting to the Securities and Exchange Commission, we incur significant legal, accounting, investor relations, board compensation and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, and the Sarbanes-Oxley Act of 2002, including section 404 that requires that we annually evaluate and report on our systems of internal controls. In the future, there may be material weaknesses in our internal controls that would be required to be reported in future Annual Reports on Form 10-K and/or Quarterly Reports on Form 10-Q. A negative reaction by the equity markets to the reporting of a material weakness could cause our stock price to decline.

Failure to effectively estimate employer-sponsored health insurance premiums and incremental costs due to the Affordable Healthcare Act could materially and adversely affect our results of operations, financial position, and cash flows.

In March 2010, the United States federal government enacted comprehensive health care reform legislation, which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new taxes on health insurers, self-insured companies, and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, with many of the changes requiring additional guidance from federal agencies and regulations. Possible adverse effects could include increased costs, exposure to expanded liability, and requirements for us to revise the ways in which healthcare and other benefits are provided to employees. We continue to monitor the potential impacts the health care reform legislation will have on our financial results.

We may be subject to legal claims against us or claims by us which could have a significant impact on our resulting financial performance.

At any given time, we may be subject to litigation related to our products, suppliers, customers, employees, stockholders, distributors, sales representatives, sales of our assets, among other things, the disposition of which may have an adverse effect upon our business, financial condition, or results of operation. The outcome of litigation is difficult to assess or quantify. Lawsuits can result in the payment of substantial damages by defendants. If we are required to pay substantial damages and expenses as a result of these or other types of lawsuits our business and results of operations would be adversely affected. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims could adversely affect our business and the results of our operations.

Risks Associated with an Investment in Our Common Stock

We could issue additional common stock or may need to request our stockholders to authorize additional shares of common stock, which might dilute the book value and market for our common stock.

We are authorized to issue 15,000,000 shares of common stock, of which 8,024,961 shares were issued and outstanding, as of July 16, 2014. An additional 2,502,895 shares have been reserved for issuance as future awards, upon exercise of outstanding stock options, or settlement of restricted share units pursuant to our equity incentive plans, for purchase under our employee stock purchase plan or for issuance upon exercise of outstanding warrants. If or when these securities are purchased or exercised for or converted into shares of our common stock, the number of our shares of common stock outstanding will increase. Increases in our outstanding shares, and any sales of shares, could have an adverse effect on the trading activity and market price of our common stock. Our Board of Directors has the authority, without action or vote of our stockholders, to issue a sizeable part of our authorized but unissued shares. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock. In addition, the exercise price of certain of our outstanding warrants is subject to an anti-dilution adjustment if shares of our common stock are offered at a purchase price of $4.25 or less or $4.05 or less (depending on the terms of the applicable warrant). In addition, in order to raise capital or acquire businesses in the future, we may need to issue additional securities or promissory notes that are convertible or exchangeable for shares of our common stock. These issuances would dilute stockholders’ percentage ownership interest, which would have the effect of reducing influence on matters on which our stockholders vote, and might dilute the book value of our common stock. Stockholders may incur additional and substantial dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise those options, or holders of warrants exercise to purchase shares of our common stock. If an insufficient amount of authorized, but unissued shares of common stock exists to issue in the future in connection with subsequent equity financing or acquisition transactions, we may be required to ask our stockholders to authorize additional shares before undertaking, or as a condition to completing, a financing or acquisition transaction. We cannot be assured that our stockholders would authorize an increase in the number of shares of our common stock.

As a “thinly-traded” stock, large sales can and have placed negative pressure on our common stock price.

Our common stock is generally considered to be “thinly-traded,” and is likely to remain so following this offering even though it has been approved for listing on The NASDAQ Capital Market concurrently with the offering. Additionally, we have entered into in the past or may enter into in the future, financing or acquisition transactions resulting in a large number of newly issued shares that become immediately tradable or tradable simultaneously in the future. These factors coupled with a limited number of market makers impairs the liquidity of our stock, not only the number of shares that can be bought and sold, but also the through possible delays in the timing of transactions, and lower prices for our common stock than might otherwise prevail. This could make it difficult or impossible for an investor to sell shares of our common stock within a desired timeframe or to obtain a desired price.

In addition, from time to time, certain of our stockholders may be eligible to sell all, or a portion of, their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, or under effective resale prospectuses. Any substantial sale of our common stock pursuant to Rule 144 or any resale prospectus may have an adverse effect on the market price of our securities.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our Board of Directors. See “Dividend Policy.”

The shares you purchase in this offering will experience immediate and substantial dilution.

The public offering price per share of our common stock will be substantially higher than the net tangible book value per share of our common stock immediately after the offering. At an assumed public offering price of $4.90 per share (the last reported sale price of the common stock on July 21, 2014), our as adjusted net tangible book value as of March 31, 2014 would have been approximately $1.57 per share. This represents an immediate increase in net tangible book value of $0.92 per share to existing stockholders and an immediate dilution in the net tangible book value of $3.33 per share to purchasers in the shares of common stock offered in this offering. This will result in a 68% dilution for purchasers of stock in this offering.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We intend to use a significant portion of the net proceeds from this offering to finance certain capital expenditures and for working capital and other general corporate purposes, which may include, but are not limited to, the purchase of manufacturing equipment and the purchase and implementation of a new enterprise resource planning system, expansion of our sales office presence, retirement of debt and inventory purchases. However, we will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

A large number of shares issued in this offering may be sold in the market following this offering, which may depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. All of the securities issued in the offering will be freely tradable without restriction or further registration under the Securities Act, as amended.

The holders of approximately 5.1 million shares of common stock have agreed with Roth Capital Partners, LLC to a 90-day “lockup” with respect to these shares. This generally means that they cannot sell these shares during the 90 days following the date of this prospectus. See “Underwriting.” After the 90 day lock-up period, these shares may be sold in accordance with Rule 144 or pursuant to an effective registration statement.

The elimination of monetary liability against our directors under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against our directors, officers and employees.

Our Certificate of Incorporation eliminates the personal liability of our directors to our Company and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our Bylaws provide that we are obligated to indemnify any of our directors or officers to the fullest extent authorized by Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer or director in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit us or our stockholders.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our common stock could decline. In the event we obtain securities or industry analyst coverage, the market price of our common stock could decline if one or more equity analysts downgrade our common stock or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

An active trading market for our common stock may not develop and the market price for our common stock may decline below the offering price of our common stock in this offering.

Our common stock is quoted on the OTCQB Marketplace, or OTCQB, under the symbol "EFOI". The OTCQB is an electronic quotation system that displays real-time quotes, last-sale prices, and volume information for many OTC securities that are not listed on a national securities exchange. Trading volume for our common stock has been limited and OTCQB quotations for our common stock price may not represent the true market value of our common stock. Our common stock has been approved for listing on The NASDAQ Capital Market under the symbol “EFOI” concurrently with the closing of this offering. The historical trading prices of our common stock on the OTCQB may not be indicative of the price levels at which our common stock will trade following this offering or upon listing of our common stock on The NASDAQ Capital Market, and we cannot predict the extent, if at all, to which the consummation of this offering, the commencement of the trading of our common stock on The NASDAQ Capital Market or investor interest in us generally will lead to the development of an active public trading market or how liquid that public market may become. The offering price for our common stock in this offering will be determined by negotiation between the underwriters and us based upon several factors, and may not be indicative of prices that will prevail in the open market after this offering. Consequently, you may be unable to sell your shares of our common stock at prices equal to or greater than the price you paid for them, if at all.

The NASDAQ Capital Market may not continue to list our common stock for trading on its exchange if we do not comply with its continued listing requirements, which could adversely affect the price of our common stock and its liquidity.

Even if the listing of our common stock on the NASDAQ Capital Market after this offering does result in a more active trading market and increased liquidity, we will have to comply with NASDAQ’s continued listing requirements related to, among other things, stockholders’ equity, market value, minimum bid price and corporate governance in order to remain listed. Although we expect to meet the continued listing requirements upon completion of this offering, there can be no assurance we will continue to do so in the future. If we do not remain compliant with these continued listing requirements, we could be delisted. If we were delisted, it would be likely to have a negative impact on our stock price and liquidity. The delisting of our common stock after this offering could also deter broker-dealers from making a market in or otherwise generating interest in or recommending our common stock, and would adversely affect our ability to attract investors in our common stock. Furthermore, our ability to raise additional capital would be impaired. As a result of these factors, the value of the common stock could decline significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act.  These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “feels,” “seeks,” “forecasts,” “projects,” “intends,” “plans,” “may,” “will,” “should,” “could” or “would” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, capital expenditures and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated by reference herein. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus and the documents incorporated by reference herein, those results or developments may not be indicative of results or developments in subsequent periods.

We believe that important factors that could cause our actual results to differ materially from forward-looking statements include, but are not limited to, the risks and uncertainties outlined under “Risk Factors” and matters described in this prospectus and the documents incorporated by reference herein generally. Some of these factors include:

●	our history of operating losses;

●	our ability to obtain the financing necessary to continue as a “going concern” on satisfactory terms;

●	general economic conditions, including the strength of the construction industry, both in the United States and in other markets in which we operate;

●	market acceptance of LED lighting technology;

●	our ability to respond to new lighting technologies and market trends;

●	our ability to compete effectively against companies with greater resources;

●	our ability to protect our intellectual property rights;

●	our reliance on a limited number of customers for a significant portion of our revenue;

●	our ability to obtain critical components and finished products from third-party suppliers on acceptable terms;

●	our dependence on government customers and on the levels of funding available to such customers; and

●	our ability to meet the initial and continued listing standards of The NASDAQ Capital Market.

In light of the foregoing, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus and the documents incorporated by reference herein speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

 USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock we are offering will be approximately $11,095,658 (assuming a public offering price of $4.90 per share, which was the last reported sale price of the common stock on July 21, 2014) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds of the additional shares we sell will be approximately $12,813,721, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to finance certain capital expenditures and for working capital and other general corporate purposes. We expect these expenditures to include:

●	$1,000,000 for the purchase of manufacturing equipment;
●	$350,000 for the purchase and implementation of a new enterprise resource planning system;
●	$5,000,000 to finance inventory purchases;
●	$1,000,000 to expand our sales office presence;
●	$300,000 to retire outstanding long term debt; and
●	the remainder for working capital and other general corporate purposes.

The foregoing describes our present estimates of our use of the net proceeds of this offering based on our current plans and estimates of anticipated expenses. Our actual expenditures may vary from these estimates. Accordingly, our management will have broad discretion in the amount and timing of the application of the net proceeds to our working capital and capital expenditure requirements, and investors will be relying on the judgment of our management regarding such application of the proceeds from this offering.

 MARKET FOR THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Our common stock is quoted on the OTCQB Marketplace under the symbol “EFOI.” Our common stock has been approved for listing on The NASDAQ Capital Market under the same symbol concurrently with the closing of this offering.

The following table sets forth the high and low market sales prices per share for our common stock as reported by OTC Markets, after giving effect to the one-for-ten reverse stock split of our common stock effected on July 16, 2014:

	High	Low
2014:
First Quarter	$7.50	$3.90
Second Quarter	7.40	5.60
Third Quarter (through July 21, 2014)	7.20	4.80

2013:
First Quarter	$2.50	$1.60
Second Quarter	6.00	1.90
Third Quarter	4.80	2.80
Fourth Quarter	8.80	3.50

2012:
First Quarter	$7.20	$1.60
Second Quarter	4.40	2.30
Third Quarter	2.90	2.10
Fourth Quarter	2.70	1.60

Effective January 15, 2013, our common stock was deleted from the OTC Bulletin Board (“OTCBB”), as it became ineligible for quotation due to quoting inactivity under SEC Rule 15c2-11. Market prices during the timeframe when our common stock traded on the OTCBB reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

Stockholders

There were approximately 129 holders of record of our common stock as of July 16, 2014.

 DIVIDEND POLICY

We have never declared or paid dividends on our common stock, nor do we anticipate paying any dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. In addition, the Financing Agreement, dated December 22, 2011, that we entered into with Rosenthal & Rosenthal, Inc., bars us from declaring a dividend to our stockholders until we fulfill our payment obligations in full. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2014:

●	on an actual basis; and

●

on an as-adjusted basis to give effect to the sale by us of 2,500,000 shares of our common stock issued in this offering based upon an assumed public offering price of $4.90 per share (the last reported sale price on the OTCQB on July 21, 2014), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in or incorporated by reference into this prospectus. The following tables set forth information about our common stock after giving effect to the one-for-ten reverse stock split effected on July 16, 2014.

	March 31, 2014
	(in thousands except per share amounts)
	Actual	As Adjusted
Cash and cash equivalents	$1,960	$13,056
Long-term debt	218	218
Stockholders’ equity:
Preferred stock, par value $0.0001 per share: Authorized: 2,000,000 shares Issued and outstanding: no shares, actual and as adjusted	-	-
Common stock, par value $0.0001 per share: Authorized: 15,000,000 shares Issued and Outstanding: 7,815,433 shares, as adjusted	1	1
Additional paid-in-capital	91,715	102,810
Accumulated other comprehensive income	464	464
Accumulated deficit	(87,055)	(87,055)
Total stockholders’ equity	5,125	16,220
Total capitalization	10,443	21,539

The number of shares of our common stock to be outstanding immediately after this offering is based on 7,815,433 shares (post-split) of common stock outstanding as of March 31, 2014. The number of shares outstanding as of March 31, 2014 does not include:

●	outstanding options to purchase 453,338 shares of our common stock, of which options to purchase 215,257 shares were exercisable as of March 31, 2014,

●	outstanding restricted share units for 1,220 shares of our common stock, of which none had vested as of March 31, 2014,

●

1,207,549 shares of our common stock issuable upon the exercise of certain outstanding warrants (other than the warrants issued to the underwriters), of which warrants to purchase 1,107,549 shares were exercisable as of March 31, 2014,

●	100,000 shares of common stock issuable upon exercise of the warrants issued to the underwriters, or

●	566,860 shares of our common stock issuable pursuant to future awards under our equity incentive and employee stock purchase plans as of March 31, 2014.

BUSINESS

Overview

Energy Focus, together with its subsidiaries, designs, develops, manufactures, and markets energy-efficient LED lighting products, and is a leading provider of turnkey, energy-efficient, lighting retrofit solutions in the general commercial and the governmental and public sector markets. Energy Focus’ LED lighting technology offers significant energy savings, heat dissipation and maintenance cost benefits over conventional lighting for multiple applications. The Company was founded in 1985 as Fiberstars, Inc., a California corporation and reincorporated in Delaware in November 2006. In May 2007, Fiberstars, Inc. merged with and became Energy Focus, Inc., also a Delaware corporation.

Our business operates in the following two segments:

●	Products: providing military, public sector general commercial and industrial energy-efficient LED lighting offerings; and

●

Solutions: providing turnkey, high-quality, energy-efficient LED lighting application alternatives, primarily to the existing public-sector building market. We have also begun pursuing opportunities in the commercial and industrial sectors.

In November 2013, we sold substantially all of the assets associated with our pool products business for a purchase price of $5.2 million, subject to adjustment based on the working capital of the business at closing.  The purchase agreement provided for an escrow of $500,000 of the purchase price to secure customary indemnification obligations with respect to the representations, warranties and covenants of the parties and other of our obligations under the purchase agreement. As of July 16, 2014, $300,000 of such funds remained in escrow subject to the resolution of outstanding claims.

With the sale of the pool products business as discussed above, we can now focus our resources solely on our LED lighting retrofit business. With this as our goal, our solutions segment began focusing its efforts on only bidding all-LED replacement solutions in ESCOs’ contract proposals versus fluorescent replacements. To support our lighting product business, research and development remains a key focus. Our research and development team is dedicated to the continuous improvement and innovation of our LED lighting technologies. Historically, we have supported much of our R&D activities through government grants. With our renewed focus on LED products, we have concentrated our efforts on bidding on research contracts and grants from those that support LED technologies.

Our Industry

Target Markets

According to the International Energy Agency (IEA)/Organisation for Economic Co-operation and Development (OECD), lighting is responsible for 19% of global electricity use. A Philips Market Intelligence 2011 report stated that in the United States alone, a 40% reduction in electricity use from lighting would save $53 billion in annual energy costs and reduce energy demand by the equivalent of 198 mid-sized power stations. We believe there is a substantial opportunity to achieve these electricity reductions through the broad adoption of LED bulbs, as they consume 50% to 85% less electricity and last three to ten times longer than traditional incandescent or fluorescent bulbs.

Our goal is to become a LED lighting retrofit leader by bringing affordable, high performance tubular light emitting diode (“TLED”) products to the global marketplace. According to a 2013 NPD DisplaySearch LED Lighting Market and Forecast Report, the global penetration rate for TLEDs in 2012 was 3.2% and is expected to grow to 22.3% in 2016. In the U.S., the penetration rate for TLEDs in 2012 was less than 1%, according to a 2013 U.S. Department of Energy report titled “Adoption of Light-Emitting Diodes in Common Lighting Applications.”

Specifically, we concentrate on selling our TLED products to three primary end markets:

●	Commercial and industrial
●	Military and maritime
●	ESCOs

Commercial and Industrial Market

The commercial and industrial market is defined as non-residential properties and applications and includes office buildings, warehouses and parking garages. In a typical U.S. commercial office building, lighting consumes an average of 25% of the energy within the building, second only to energy used to heat buildings.

Source: U.S. Department of Energy, Advanced Energy Retrofit Guide, Office Buildings, 2006

Our focus consists of replacing fluorescent lamps in troffer (i.e., standard office building recessed linear lighting) fixtures, high-bay fixtures, and parking garage luminaries with our TLED lamps. According to the “2010 U.S. Market Lighting Characterization” report published by the U.S. Department of Energy in January 2012, there were approximately 1.8 billion linear fluorescent lamps in the United States in the non-residential market in 2010. Based on these statistics and our calculations, we believe this total addressable market for our TLEDs in the U.S. alone is in excess of $25 billion.

Military and Maritime Market

Within the military and maritime market, we are focused on four main end markets: the United States Navy (“USN”), the Military Sea Lift Command (“MSC”), the United States Coast Guard (“USCG”) and foreign navies. Based upon our estimates, the total addressable market for Energy Focus is in excess of $1 billion, the majority of which is the fighting fleet of the USN to whom we provide our patented M1 2-foot LED T12 replacement lamp. The rigorous Navy Spec (16377 USN SSL) is a barrier to entry, and we provide the only approved LED fluorescent replacement lamps for the USN. Our product offering into this market also includes LED berth lights and hazloc globes. Based on published information from the USN and MSC, the total ship count of the USN fighting fleet is 298 and the MSC ship count is 125. The number of fluorescent lamps on the ships in our target market could range from several hundred for a submarine to tens of thousands for an aircraft carrier.

We are expanding our reach beyond military vessels and into commercial freighter ships, which we believe to number several times that of the USN and MSC ship totals combined. This addressable market is much larger than the U.S. military and we believe that it offers Energy Focus the opportunity to service a multi-billion dollar maritime lighting market in excess of $3 billion, based upon our estimates.

Energy Services Companies

Energy services companies, or ESCOs, are principally a group of 16 companies founded primarily in the 1990s, which have become known as the “Super 16.” These super ESCOs provide energy savings programs to both federal and public sector facilities through energy conservation measures. According to a 2008 Department of Energy Report, the “Super 16” firms were awarded Indefinite Delivery/Indefinite Quantity (“IDIQ”) contracts for up to $5 billion each, for total potential energy-savings projects worth $80 billion. Based on reports that lighting consumes 25% of power in commercial buildings, we estimate that the IDIQ contracts for lighting projects could total approximately $20 billion.

Our primary focus in this market is providing turnkey, high-quality, energy-efficient LED lighting application alternatives, primarily to the existing public-sector building market. These public-sector buildings include Federal and MUSH (municipalities, universities, school and hospitals) commercial grade properties. The success in this market channel is predicated on state executive orders and legislation that require or encourage energy use reduction and performance contracting for state and local government facilities enacted to allow for third party financing based on energy savings to pay for the loans needed to upgrade federal and public controlled facilities.

Energy Focus concentrates on providing TLEDs to lighting retrofit contractors (“LRCs”) who physically replace the fluorescent lamps with TLEDs under subcontract to the super ESCOs. We have established relationships with many of these ESCOs and LRCs through our Energy Focus LED Solutions, LLC subsidiary and offer services ranging from training and education to full turn-key solutions.

Our Products

We produce, source, and/or market a wide variety of lighting technologies to serve our primary end markets, including the following:

●	LED luminaires and fixtures to serve the U.S. Navy,

●	TLED replacements for linear fluorescent lamps,

●	LED luminaires and fixtures,

●	LED docklights,

●	TLED parking garage luminaires and fixtures,

●	LED cold storage globe luminaires and LED fiber optic lighting systems, and

●	LED retrofit kits for HID applications.

The key features of our products are as follows:

●	Many of our products meet the lighting efficiency standards mandated by EISA 2007.

●	Many of our products qualify for federal and state tax and rebate incentives for commercial and residential consumers in certain states.

●	Many of our products make use of proprietary optical and electronics delivery systems that enable high efficiencies with superior lighting qualities.

Through our solutions segment, we partner with ESCOs where we specialize in developing and designing lighting retrofit solutions that generate guaranteed financial returns by using highly innovative lighting technologies. Our services include comprehensive lighting and energy audits, lighting design and solution development, turnkey lighting implementation, LEED ready lighting upgrades, and pre and post upgrade monitoring and measurement.

We are aggressively expanding our efforts to sell our LED linear replacement lamps into the general commercial and industrial sectors. We plan to open regional sales offices in strategic areas of the U.S. to extend our presence in certain key cities.

We continue to seek to aggressively penetrate the government and military lighting markets. In this regard, we have many products being actively marketed to United States federal government agencies through our distribution partners as well as our direct sales force and online web presence.

Strengths and Strategy

Our long-term strategy is to continue to penetrate the existing commercial and industrial building, and military and maritime lighting markets by providing turnkey, comprehensive and cost competitive energy-efficient lighting solutions that utilize our energy-efficient LED lighting products. We will continue to focus on markets where the economic benefits of our lighting solutions offerings are most compelling. These markets include the U.S. Navy, municipalities, universities, schools, hospitals, office buildings, parking garages, supermarkets, retail chains, warehouse facilities and manufacturing environments. The passage of the Energy Savings Performance Contracts legislation in nearly all the U.S. states and EISA 2007 by Congress created a natural market for our energy-efficient products due to certain mandated efficiency standards that our products meet.

Since many of our products today are more efficient than traditional lighting products such as incandescent bulbs and fluorescent lamps, our focus is to increase awareness and knowledge of our technology and offerings within our target markets and to establish comprehensive distribution channels so that we can reach as many potential customers as possible and as soon as possible.

Our strengths, which we believe provide a strategic competitive advantage, include the following:

●	providing the only LED fluorescent replacement lamps currently approved for the U.S. Navy,

●	providing high quality, price competitive TLED lamps to replace fluorescent and HID for commercial and industrial markets,

●	providing our customers with high performance LED lighting retrofit solutions with low total overall cost of ownership,

●	a broad and intimate understanding of lighting technologies and LED lighting applications,

●	a strong understanding of the existing building market drivers and the evolution towards “green” lighting products and energy-efficient lighting systems that maximize customer return on investment,

●	fundamental proprietary knowledge of non-imaging optics and coatings, and

●	strong relationships and long-term partnerships with the federal government and government contractors for research and development.

Our tactical approach to implement our long-term strategy includes:

●	continuing to seek to aggressively penetrate the government and military lighting markets through our distribution partners, direct sales force and online presence,

●

continuing to develop mainstream lighting technologies that directly compete against linear fluorescent general illumination lamps and that lead the TLED retrofit market from quality, reliability and price standpoints,

●	penetrating the lighting retrofit market of existing buildings by adding sales associates and expanding geographical reaches in both the U.S. and U.K. markets, and

●	continuing to strengthen our services and value added to our customers by providing comprehensive LED solutions capabilities.

Through our strengths and these actions, we seek to achieve the following objectives:

●	sales growth and improved gross margins and overall financial performance,

●	further penetration of our military-grade LED lighting products to the military and maritime markets,

●	a streamlined and effective organization that is focused on creating economic value for our customers through our energy-efficient LED products and solutions in the lighting retrofit market, and

●	continued development of mainstream lighting products that are not currently available and are differentiated by their performance, energy consumption, longevity, and cost of ownership.

Over the last 12 months, we made progress in our plan to reposition the Company for growth and profitability including:

●	reestablishing corporate vision, mission and core values,

●	intensifying our focus on and developing business strategies to pursue TLED global lighting retrofit opportunities, specifically in the fluorescent and HID replacement markets,

●	realigning our leadership at the corporate level, as well as at individual business unit levels,

●	divesting non-core businesses by selling our pool lighting product business,

●	streamlining our operations by closing our Mexican facility and restructuring our product development practices, and

●	improving our global supply chain practices that improved and will continue to improve our gross margins.

Sales, Marketing, and Distribution of our Offerings Portfolio

Products

Our products are sold through a combination of direct sales employees, independent sales representatives, and distributors in different geographic markets throughout the world. We continue to seek to aggressively penetrate the government, and military and maritime lighting markets through our direct sales force, as well as our distribution partners, and online presence. Within the commercial and industrial lighting business unit, we continue to focus on direct corporate accounts, general contractors, and LRCs especially in the property management, retail, hospitality and health care markets, and especially in geographic areas with strong energy rebate programs offered by utilities companies. We also distribute our products through our EFLS subsidiary.

Solutions

Our solutions-based sales are designed to enhance total value by providing turnkey, high-quality, energy-efficient lighting application alternatives that positively impact customers’ profitability, the environment, and the communities served. These solutions are sold through our EFLS subsidiary, formerly known as Stones River Companies, LLC, and include comprehensive lighting and energy audits, lighting design and solution development, turnkey lighting implementation, LEED ready lighting upgrades, and pre and post upgrade monitoring and measurement. Whenever and wherever economic values are compelling, EFLS aims to provide 100% LED lighting retrofit solutions to target customers.

Through EFLS, we target the existing public building market, particularly municipalities, universities, schools and hospitals, as well as industrial and manufacturing facilities. EFLS’s current direct customers are large national ESCOs that provide energy-efficient upgrades around the country.

Concentration of Sales

In 2013, sales to our ten largest customers from continuing operations accounted for approximately 60% of net sales. Customers accounting for greater than 10% of our net sales from continuing operations include Johnson Controls, Inc., which accounted for approximately 14%, the U.S. Navy, which accounted for approximately 13%, and Seiberlich Trane, which accounted for approximately 12%.

Competition

Our commercial lighting products compete against a variety of lighting products, including conventional light sources such as incandescent light bulbs, metal halide lamps, compact fluorescent lamps, as well as LEDs and other decorative lighting technologies. Our ability to compete depends substantially upon the superior performance and lower lifecycle cost of our products and services. Principal competitors in our markets include large lamp manufacturers, lighting fixture companies, distributors, lighting retrofit companies, and ESCOs whose financial resources may substantially exceed ours. These competitors may introduce new or improved products that may reduce or eliminate some of the competitive advantage of our products. We anticipate that the primary competition for our products will come from new technologies that offer increased energy efficiency, lower maintenance costs, and/or lower heat radiation.

In our Navy product line, we compete with a small number of qualified military lighting lamp and fixture suppliers, who in the future might also provide LED lighting products. In certain commercial applications, we compete with LED systems produced by large lighting companies such as Royal Philips, CREE, Inc., Osram Sylvania and GE, Inc. In traditional commercial lighting applications, we compete primarily with local and regional lighting manufacturers that, in many cases, are more established in their local markets than us. Some of these competitors offer products with performance characteristics similar to those of our products.

Our EFLS solutions business competes against other lighting retrofit companies, as well as some traditional ESCOs that self-perform the lighting component of their projects. We compete primarily on the basis of financial impact, technology, light quality and design, client relationships, lighting application knowledge, energy efficiency, customer service and marketing support.

Manufacturing and Suppliers

Prior to the fourth quarter of 2013, many of our products were manufactured under a Production Share Agreement with a contract manufacturer and assembler in Mexico, North American Production Sharing, Inc. and Industrias Unidas de BC, SA de CV (“NAPS”). Under this agreement, NAPS provided administrative and manufacturing services, including labor services and the use of manufacturing facilities in Mexico, for the manufacturing and assembly of certain fiber optic and LED lighting systems, equipment and related components. During the third quarter of 2013, we relocated our manufacturing operation from Mexico to our then existing facilities in Pleasanton, California and Solon, Ohio. Due to the sale of the Company’s pool products business in November 2013 and the closing of our facilities in Pleasanton, California, all in-house production was moved to our Solon, Ohio facility.

We continue to produce our lighting systems through a combination of internal manufacturing and assembly, and sourced finished goods. Our internal lighting system manufacturing consists primarily of final assembly, testing, and quality control. We have worked with a number of our vendors to design custom components to meet our specific needs. Our quality assurance program provides for testing of all sub-assemblies at key stages in the assembly process, as well as testing of finished products produced both internally and sourced through third parties.   In some cases, we rely upon a single supplier to source certain components, sub-assemblies or finished goods.

Research and Development

Research and development has remained a key focus of our Company; accordingly, we have committed substantial resources to this endeavor. Our research and development team is dedicated to continuous improvement and innovation of our LED lighting technologies.

Research and development expense, net of credits from government agencies, for the years ended December 31, 2013 and 2012 was $597 thousand and $368 thousand, respectively. Research and development income, net of expenses, for the year ended December 31, 2011 was $515 thousand.

Our recent achievements include:

2013: We were awarded a total of $0.76 million in research contracts and grants. In April 2013, we were awarded approximately $0.16 million in a subcontract under the Department of Defense (“DoD”) for the development of a portable energy efficient shelter lighting fixture. In August 2013, we were awarded approximately $0.45 million of the anticipated $1.2 million we learned of in December 2012, by the Executive Control Board of the National Shipbuilding Research Program (“NSRP”) for the first Phase in the development of a “New Best” LED lighting solution for the U.S. Navy’s 2-bulb fluorescent fixture. NSRP is a collaboration of U.S. Shipyards that focus on common issues with a goal of reducing the cost of acquiring, operating and maintaining Navy Ships. This new best solution utilizes our existing Intellitube® product. In September, we were awarded approximately $0.15 million by the National Aeronautics and Space Administration (“NASA”) for the development of technology applicable to a 4-ft LED fluorescent replacement tube.

2012: We were awarded a total of $1.2 million in research contracts and grants. We were awarded approximately $0.9 million to develop next generation lighting for future U.S. Navy vessels. Like our smaller berth light that has been sailing in the Virginia Class Nuclear submarines for almost two years, this next generation lighting will utilize a larger version of our optical wave guide technology. In January 2012, we were awarded $0.1 million in a subcontract under the Defense Advanced Research Projects Agency (“DARPA”) on the Manufacturable Gradient Index Optics Phase 2 BAA, where in part, we explored further optical advancements to Intellitube® technology. In November 2012, we were awarded a $0.2 million Phase I Small Business Innovation Research (“SBIR”) contract from the Department of Energy (“DoE”) for “Lighting Controls Software for Self-Commissioning and Optimized Energy Savings,” where we further develop the ultra low cost sensor network to compliment Intellitube®, the Company’s LED based fluorescent replacement technology. Additionally, in December, we learned that we were selected to receive funding for at least a $1.2 million award by the Executive Control Board of the NSRP for the development of a “New Best” LED lighting solution for the U.S. Navy’s 2-bulb fluorescent fixture. NSRP is a collaboration of U.S. Shipyards that focus on common issues with a goal of reducing the cost of acquiring, operating and maintaining Navy Ships. This new solution utilizes our existing Intellitube® product.

2011: We were awarded $26.1 million in government supply contracts and in research contracts and grants in 2011. In March 2011, we received a $1.0 million grant from the State of Ohio Third Frontier to develop a photovoltaic “wall-pack” unit for outdoor LED lighting. In April 2011, we received a Phase 2 Small Business Technology Transfer (“STTR”) grant for $0.6 million from NASA for “Innovative Solid State Lighting Replacements for Industrial and Test Facility Locations.” In May 2011, we received a $0.4 million increase in funding for the “Very High Efficiency Solar Cell (“VHESC”) program. In July 2011, we received a $1.0 million grant from the State of Ohio Third Frontier to develop an ultra-low cost light sensor to compliment Intellitube®. In August 2011 we received a $23.1 million supply contract to provide LED fixtures and our proprietary Intellitube® LED lamps for use on the U.S. Navy Fleet. The government has the right to change quantities throughout the life of this supply contract.

Intellectual Property

We have a policy of seeking to protect our intellectual property through patents, license agreements, trademark registrations, confidential disclosure agreements and trade secrets, as management deems appropriate. Our intellectual property portfolio consists of 79 issued United States and foreign patents, of which 43 are currently in force, various pending United States patent applications, and various pending Patent Cooperation Treaty patent applications filed with the World Intellectual Property Organization that serve as the basis for national patent filings in countries of interest. Our issued patents expire at various times between September 2014 and May 2031.

Generally, the term of patent protection is twenty years from the earliest effective filing date of the patent application. There can be no assurance; however, that our issued patents are valid or that any patents applied for will be issued, and that our competitors or customers will not copy aspects of our lighting systems or obtain information that we regard as proprietary. There can also be no assurance that others will not independently develop products similar to ours. The laws of some foreign countries in which we sell or may sell our products do not protect proprietary rights to products to the same extent as the laws of the United States.

Insurance and Bonding

All of our properties and equipment are covered by insurance and we believe that such insurance is adequate. In addition, we maintain general liability and workers compensation insurance in amounts that we believe are consistent with our risk of loss and industry practice. In regard to our solutions segment, we are often required to provide various types of surety bonds as an additional level of security of our performance. We have a surety arrangement with one surety carrier to which we provide cash collateral relating to our surety bonding program. We believe that this cash collateral is sufficient to support our current bonding requirements.

Employees

As of December 31, 2013, we had 59 employees, 13 of whom are located in the United Kingdom and 46 in the United States. None of our employees are subject to any collective bargaining agreement.

Business Segments

We have two reportable segments: products and solutions. The products segment includes the marketing and sale of commercial, industrial, government, and military and maritime lighting products, and research and development services. Our products are sold primarily in North America, Europe, and the Far East through a combination of direct sales employees, independent sales representatives and distributors. Our solutions segment provides turnkey, high-quality, energy-efficient lighting application alternatives, which are designed to enhance total value by positively impacting customers’ profitability, the environment and the communities served. These solutions are sold through our EFLS subsidiary, and include not only our proprietary energy-efficient lighting LED solutions, but also sourced lighting systems, energy audits and service agreements.

Available Information

Our website is located at http://www.energyfocusinc.com. We make available free of charge, on or through our website, our annual, quarterly, and current reports, as well as any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission (“SEC”). Information contained on our website is not part of this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is currently quoted on the OTCQB Marketplace operated by the OTC Markets Group, Inc., or OTCQB, under the symbol “EFOI.” Our common stock has been approved for listing on The NASDAQ Capital Market under the same symbol concurrently with the closing of this offering.

Our common stock is generally considered to be “thinly-traded.” We cannot assure you that a liquid trading market for our common stock will be developed or sustained after this offering. The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

Upon completion of this offering, we expect to have approximately 10,524,961 outstanding shares of common stock, excluding any shares issued pursuant to the underwriters’ overallotment option or the Underwriter Compensation Warrants. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including the exemption provided by Rule 144 under the Securities Act. The shares of our common stock issued in our private placements of notes, shares and warrants are, and any shares that may be acquired upon exercise or conversion of such notes or warrants, will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, as summarized below.

The Company registered the resale of the shares of common stock covered by the notes and certain warrants under the Company’s Registration Statement on Form S-1, File No. 333-183058, which was first filed on August 3, 2012, as amended, and updated by the prospectus contained in the Company’s Registration Statement on Form S-1, File No. 333-192885, which was first filed on December 16, 2013, as amended.

Lock-Up Agreements

We have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired, without the prior written consent of the representative of the underwriters. These restrictions on future issuances are subject to exceptions for (i) the issuance of our common stock sold in this offering, (ii) the issuance of our common stock upon the exercise of existing options or outstanding warrants and the vesting of restricted stock awards, (iii) the issuance of employee stock options and the grant of restricted stock awards or restricted stock units pursuant to our equity incentive plans and (iv) the issuance of our common stock pursuant to any employee stock purchase plan of ours. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The representative of the underwriters may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, each of our directors, executive officers and certain stockholders are entering into a lock-up agreement with the representative of the underwriters. Under the lock-up agreements, the directors, executive officers and certain stockholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our common stock or securities convertible into or exchangeable for our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representative of the underwriters, for a period of 90 days, subject to an 18 day extension under certain circumstances, from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors, executive officers and certain stockholders are subject to exceptions for (i) bona fide gifts and (ii) transfers to any trust for the direct or indirect benefit of immediate family members, or to certain affiliates, in each case so long as the transferee agrees to be bound by these restrictions.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned restricted shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately 105,250 shares immediately after this offering; or

●	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

If any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefits plans, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

In general, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Registration Rights

The underwriters will have the right to require us to register the 100,000 shares of common stock that may be acquired upon exercise of the Underwriter Compensation Warrants under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act, subject to certain transfer restrictions. See “Underwriting.” We expect to register the resale of the shares that may be acquired upon exercise of the Underwriter Compensation Warrants promptly following the completion of this offering. Certain outstanding warrants entitle the holders to require us to register the shares issuable upon exercise of the warrants. The Company registered the resale of the shares covered by certain warrants, most recently under the Company’s Registration Statement on Form S-1, File No. 333-183058, which was first filed on August 3, 2012, as amended, and updated by the prospectus contained in the Company’s Registration Statement on Form S-1, File No. 333-192885, which was first filed on December 16, 2013, as amended.

Registration on Form S-8

We have filed registration statements on Form S-8 under the Securities Act to register shares of common stock issuable under our equity incentive and employee stock purchase plans. As a result, shares issued pursuant to such equity incentive and employee stock purchase plans, including upon the vesting or exercise of equity awards, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the lock-up period described above, as applicable.

Equity Incentive Awards

As of July 16, 2014, 1,507,846 authorized shares of common stock have been reserved for issuance under our equity incentive plans and employee stock purchase plan, including options to purchase 439,341 shares of our common stock, of which options to purchase 207,629 shares were exercisable, and outstanding restricted share units for 1,220 shares of our common stock.

Warrants

As of July 16, 2014, there were warrants outstanding that entitled holders to purchase 995,049 shares of our common stock, of which warrants to purchase 895,049 shares were exercisable. The warrant to purchase 100,000 shares not yet exercisable as of July 16, 2014, was issued to NextGen in connection with a sales incentive agreement that we entered into with NextGen, and will vest and become exercisable to the extent that NextGen achieves certain sales targets set forth in the sales incentive agreement. We have also agreed to issue the Underwriter Compensation Warrants exercisable for 100,000 shares of common stock concurrently with the closing of the offering. The shares issued upon exercise of the warrants may be eligible for sale (in some cases, after the expiration of the lock-up period) in compliance with the requirements of Rule 144 described above or under an effective registration statement, as applicable.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term “U.S. person” means:

●	an individual citizen or resident of the U.S.;

●

a corporation or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state, including the District of Columbia, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of source; or

●

a trust (i) whose administration is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons who have authority to control all substantive decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Generally, an individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the U.S.

This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes, or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of our common stock.

This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Certain former U.S. citizens or long-term residents, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This summary does not address any U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (“IRS”), might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, STATE, OR LOCAL OR NON-U.S. LAWS AND ANY APPLICABLE TAX TREATIES.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay regular dividends on our common stock. Any payments of cash and other property that we make to our stockholders with respect to our common stock will constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

The gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive an exemption or a reduced treaty rate, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the exemption or reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder’s permanent establishment in the U.S. if an income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment in the U.S. if an income tax treaty applies), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder’s permanent establishment in the U.S. if an income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A non-U.S. holder who provides us with an IRS Form W-8BEN or an IRS Form W-8ECI will be required to periodically update such form.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

●

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment in the U.S. if an income tax treaty applies), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

●

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such non-U.S. holder’s country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

●

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and we are not likely to become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If we become a U.S. real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our common stock as a result of such status unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder’s holding period for our common stock, and (ii) we were a U.S. real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder’s own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN (or successor form). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Relating to Foreign Accounts

Under legislation enacted in 2010, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined for this purpose), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. The withholding taxes described above generally will apply to dividend payments made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent’s country of residence.

 UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC, as representative of the underwriters named below (which may collectively be referred to as the "underwriter"), with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to each underwriter and each underwriter has agreed to purchase, the number of shares of common stock provided below opposite its name.

Underwriter	Number of Shares of Common Stock
Roth Capital Partners, LLC
Northland Securities, Inc.(1)
BTIG, LLC
2,500,000

(1) Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The underwriter is offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by their counsel and to certain other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter is obligated to take and pay for all of the shares if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s overallotment option described below.

Overallotment Option

We have granted the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock, if any, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares offered by this prospectus.

Commissions, Discounts and Expenses

The underwriter has advised us that it proposes to offer the shares of common stock to the public initially at the public offering prices set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                       per share. After this offering, the initial public offering price and concession may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The per share price of common stock is offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the underwriting discounts and commissions payable to the underwriter by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s overallotment option to purchase additional shares.

	Per Share	Without Exercise of Option	With Exercise of Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $358,092. We have agreed to reimburse the underwriter up to an aggregate of $125,000 for certain reasonable out-of-pocket expenses, including certain legal fees of underwriter’s counsel. The underwriter has not been granted a right of first refusal in connection with this offering.

Underwriter Compensation Warrants

We have also agreed to issue to the Underwriter Compensation Warrants, which entitle the underwriter to purchase a number of our shares of common stock equal to an aggregate of 4% of the shares of common stock sold in this offering (excluding any shares subject to the overallotment option). The warrants will have an exercise price equal to 120% of the public offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The warrants are not redeemable by us. We intend to register the resale of the underwriter’s shares of common stock issuable upon the exercise of the underwriter’s warrants promptly following completion of this offering. The warrants will provide for adjustment in the number and price of such warrants (and the shares of common stock underlying such warrants) in the event of recapitalization, merger or other fundamental transaction.

The warrants and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriter warrants nor any shares of our common stock issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement for this offering, except for transfers of any security:

●	by operation of law or by reason of reorganization of us;

●

to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

●	if the aggregate amount of our securities held by either an underwriter or a related person do not exceed 1% of the securities being offered;

●

that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no FINRA member firm participating in this offering manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

In addition, the exercise or conversion of any security is not prohibited if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The warrants do not contain terms prohibited by FINRA Rule 5110(f)(2)(H).

 Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

We have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired, without the prior written consent of the underwriter. These restrictions on future issuances are subject to exceptions for (i) the issuance of our common stock sold in this offering, (ii) the issuance of our common stock upon the exercise of existing options or outstanding warrants and the vesting of restricted stock awards, (iii) the issuance of employee stock options and the grant of restricted stock awards or restricted stock units pursuant to our equity incentive plans and (iv) the issuance of our common stock pursuant to any employee stock purchase plan of ours. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, each of our directors, executive officers and certain stockholders are entering into a lock-up agreement with the underwriter. Under the lock-up agreements, the directors, executive officers and certain stockholders may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any of our common stock or securities convertible into or exchangeable for our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the underwriter, for a period of 90 days, subject to an 18 day extension under certain circumstances, from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors, executive officers and certain stockholders are subject to exceptions for (i) bona fide gifts and (ii) transfers to any trust for the direct or indirect benefit of immediate family members, or to certain affiliates, in each case so long as the transferee agrees to be bound by these restrictions.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any underwriter is not part of this prospectus, the related registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriter may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

Overallotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriter may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions generally involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. If the underwriter sells more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representations that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other

The underwriter and/or its affiliates may in the future provide various investment banking and other financial services for us for which services they may in the future receive customary fees. Except for services provided in connection with this offering, the underwriter has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Notice to Investors

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

●	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares and warrants offered hereby are “securities.”

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. Our common stock may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to our common stock may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of our common stock in Switzerland.

 DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our securities does not purport to be complete. You should refer to our certificate of incorporation and our bylaws, both of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The summary below is also qualified by provisions of applicable law.

General. The Company is authorized to issue 15,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. As of July 16, 2014, there were approximately 8,024,961 shares of common stock outstanding and no shares of preferred stock outstanding. As of July 16, 2014, there were approximately 129 record holders of our common stock. All shares of common stock outstanding are fully paid and nonassessable. As of July 16, 2014, approximately 1,507,846 authorized shares of common stock have been reserved for issuance under our equity incentive plans and employee stock purchase plan, including options to purchase 439,341 shares of our common stock, of which options to purchase 207,629 shares were exercisable, outstanding restricted share units for 1,220 shares of our common stock, 580,000 shares available for future equity award grants under the 2014 Plan and 487,285 shares available for future purchases under the employee stock purchase plan. Our Board of Directors and stockholders have approved the 2014 Plan, under which 600,000 shares were authorized and 580,000 shares remain available for future equity award grants. No further awards will be made under the prior plans and the unissued remaining shares under such plans are not available for future awards under the 2014 Plan or any other plan. As of July 16, 2014, approximately an additional 895,049 shares may be issued upon exercise of exercisable warrants, and up to 100,000 shares may be issued upon vesting and exercise of an unvested warrant.

Voting. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. The shares of common stock have no pre-emptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Dividends. The holders of common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for dividends. We have not declared or paid any cash dividends and we do not anticipate paying cash dividends in the foreseeable future.

Liquidation. Upon a liquidation of the Company, our creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock. Our certificate of incorporation empowers our Board of Directors to issue up to 2,000,000 shares of preferred stock from time to time in one or more series. Our Board of Directors may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any additional series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. Our Board of Directors has designated 100,000 shares of our preferred stock as Series A Participating Preferred Stock.

Antitakeover Effects of Our Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless that takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent. Our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in accordance with our bylaws, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by such law. In addition, we have entered into indemnification agreements with certain of our officers, directors and key employees.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, P.O. Box 1342, Brentwood, NY 11717.

 LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriters by Pryor Cashman LLP, New York, New York.

 EXPERTS

The financial statements, as of and for the year ended December 31, 2013 incorporated by reference in this prospectus and Registration Statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in their report incorporated herein by reference, and are incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov or through our website at www.energyfocusinc.com. Information contained on our website is not considered to be a part of, nor incorporated by reference in, this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

 INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. We incorporate by reference the documents listed below that we have filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Security Exchange Act of 1934 (other than information “furnished” rather than “filed”):

(a)

Our annual report on Form 10-K for our fiscal year ended December 31, 2013, filed with the SEC on March 27, 2014, as amended by our annual report on Form 10-K/A filed with the SEC on April 30, 2014 (SEC File No. 000-24230).

(b)	Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2014, filed with the SEC on May 13, 2014 (SEC File No. 000-24230).

(c)	Our current reports on Form 8-K, filed with the SEC on February 3, 2014, February 14, 2014, March 27, 2014, April 11, 2014, May 13, 2014, and May 22, 2014, and July 16, 2014 (SEC File No. 000-24230).

(d)	Our definitive proxy statement on Schedule 14A for our annual meeting of stockholders, filed with the SEC on June 26, 2014 (SEC File No. 000-24230).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Energy Focus, Inc., 32000 Aurora Road, Suite B, Solon, Ohio 44139; telephone number 440.715.1300.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make offers to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.

ENERGY FOCUS, INC.

2,500,000 Shares of Common Stock

PROSPECTUS

Roth Capital Partners

Northland Capital Markets	BTIG

_______, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by us in connection with the preparation and filing of this registration statement. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC Filing Fee	$2,092
NASDAQ Listing Fee	$50,000
Accounting Fees and Expenses	$33,000
Legal Fees and Expenses	$250,000
Printing Expenses and Transfer Agent Fees	$15,000
Miscellaneous	$8,000
Total Expenses	$358,092

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

General Corporation Law

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), among other things, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without approval of the Court of Chancery or the court in which such suit is brought if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Section 102 of the General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Certificate of Incorporation and Bylaws

Article XI and Article XII of our certificate of incorporation (the “Certificate”) provides that the liability of our officers and directors shall be eliminated or limited to the fullest extent authorized or permitted by the General Corporation Law. Under the General Corporation Law, the directors have a fiduciary duty to us which is not eliminated by these provisions of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available to us. These provisions also do not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VI of our bylaws provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by us or in our right), by reason of the fact that such person is or was a director or officer of us, or is or was a director or officer of us serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with such action, suit or proceeding.

Article VI of our bylaws further provides that in the event a director or officer has to bring suit against us for indemnification and is successful, we will pay such director’s or officer’s expenses of prosecuting such claim; that indemnification provided for by the bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that we may purchase and maintain insurance on behalf of a director or officer against any liability asserted such officer or director and incurred by such officer or director in such capacity, whether or not we would have the power to indemnify such director or office against such expense or liability under the General Corporation Law.

Liability Insurance and Indemnification Agreements

Our directors and officers are covered under directors’ and officers’ liability insurance policies maintained by us, insuring such persons against various liabilities. In addition, we have entered into indemnification agreements with certain of our officers, directors and key employees.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The share numbers in this Item 15 represent the share numbers prior to the one-for-ten reverse stock split.

LOC Transaction

On August 11, 2011, the Company entered into a Letter of Credit Agreement (“LOC”) with Mark Plush, the Company’s former Chief Financial Officer, for $250,000. The LOC had a term of 24 months and an interest rate of 12.5% on the face amount. The LOC was collateralized by an assignment of proceeds of the cash collateral on deposit with the surety related to the Company’s bonding program. The LOC was subordinated to the senior indebtedness of the Company. On July 3, 2013, the LOC was paid in full. As an incentive to enter into the LOC, the Company issued to Mr. Plush a five-year detached warrant to purchase 125,000 shares of common stock at an exercise price of $0.01 per share. The LOC was paid in full on July 3, 2013. The warrant was exercised on July 10, 2014.

The Company did not register the offering and issuance of the warrant, or of the underlying shares of common stock, under the Securities Act in reliance upon the exemption from registration under the Act in Section 4(2) of the Act. The purchaser of the warrants was an accredited investor under Regulation D. He consented to the placement of a restriction on transfer of his warrant. The Company registered the resale of the shares covered by Mr. Plush’s warrant under the Company’s Registration Statement on Form S-1, File No. 333-183058, which was first filed on August 3, 2012, as amended, and updated by the prospectus contained in the Company’s Registration Statement on Form S-1, File No. 333-192885, which was first filed on December 16, 2013, as amended.

2012 Private Placement

Between February 29, 2012 and March 2, 2012, the Company raised $4.9 million in a private placement by selling 19.6 million units to ten investors, which each unit consisting of one share of common stock and one-half warrant to purchase one share of common stock. The purchase price of each unit was $0.25. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $0.54, which exercise price was subsequently adjusted to $0.43 under the anti-dilution provisions. Each warrant immediately separated from the unit and immediately was exercisable, and expires three years from the date of issuance. On June 20, 2014, one investor exercised a warrant for 2,000,000 shares.

The offering and issuance of the common shares and warrants was not registered under the Securities Act and occurred in reliance upon the exemptions from the registration requirements of the Act in Section 4(2) of the Act and Rule 506 of Regulation D. To make the exemptions available, the Company relied upon the fact that its offer was made without any form of general solicitation and upon the representations of each investor that the investor was an accredited investor, that the investor had full access to information about the Company, and that the investor was acquiring the securities as principal for the investor’s own account and not with a view to or for distributing or re-selling the securities. In addition, the Company relied upon the consent of each investor to the placement of a restriction on transfer on the investor’s shares and warrants. The Company registered the resale of the shares sold and of the shares covered by the warrants in 2012 under the Company’s Registration Statement on Form S-1, File No. 333-183058, which was first filed on August 3, 2012, as amended, and updated by the prospectus contained in the Company’s Registration Statement on Form S-1, File No. 333-192885, which was first filed on December 16, 2013, as amended.

2012 and 2013 Note Issuances and 2014 Note Conversions

Between December 13, 2012 and October 10, 2013, we sold an aggregate of $7,645,000 in principal amount of 5% subordinated convertible notes The notes had a five percent annual interest rate and were convertible into our common stock at the rate of $0.23 per share. The 2012 notes were scheduled to mature on December 31, 2015 and the 2013 notes were scheduled to mature on December 31, 2016. During the second and fourth quarters of 2013, one investor converted $1,500,000 in aggregate principal amount of notes into 6,521,739 shares of common stock. On March 31, 2014, all remaining investors converted the $6,145,000 outstanding aggregate principal amount of notes into 26,717,393 shares of common stock.

The offering and issuance of the notes were not registered under the Securities Act and occurred in reliance upon the exemptions from the registration requirements of the Act in Section 4(2) of the Act and Rule 506 of Regulation D. To make the exemptions available, the Company relied upon the fact that its offer was made without any form of general solicitation and upon the representations of each investor that the investor was an accredited investor, that the investor had full access to information about the Company, and that the investor was acquiring the securities as principal for the investor’s own account and not with a view to or for distributing or re-selling the securities. In addition, the Company relied upon the consent of each investor to the placement of a restriction on transfer on the investor’s notes and the shares of common stock issuable upon the conversion of the notes. The Company registered the resale of the shares issuable upon conversion of the notes under the Company’s Registration Statement on Form S-1, File No. 333-192885, which was first filed on December 16, 2013, as amended.

Other Warrants

On November 26, 2013, we issued a warrant to purchase 25,494 shares of common stock at $0.3485 per share to the former President of Fiberstars pool lighting business in connection with our sale of that business. The warrant has a term of three years.

On January 24, 2014, we issued a warrant to purchase up to 1,000,000 shares of common stock at $0.43 per share to NextGen in connection with a sales incentive agreement that we entered into with NextGen. The warrant will vest and become exercisable to the extent that NextGen achieves certain sales targets set forth in the sales incentive agreement.

The Company did not register the offering and issuance of the warrants, or of the underlying shares of common stock, under the Securities Act in reliance upon the exemption from registration under the Act in Section 4(2) of the Act. The purchasers of the warrants were accredited investors under Regulation D and consented to the placement of a restriction on transfer of the warrants and the underlying shares.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1

Asset Purchase Agreement, dated November 25, 2013, by and between Energy Focus, Inc. and S.R. Smith LLC (incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on From 8-K filed on November 26, 2013).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013).
3.2

Certificate of Designation of Series A Participating Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on November 27, 2006).

3.3	Bylaws of the Registrant (incorporated by reference to Appendix C to the Registrant’s Current Report on Form 8-K filed on November 27, 2006).
3.4

Certificate of Ownership and Merger, Merging Energy Focus, Inc., a Delaware corporation, into Fiberstars, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 10, 2007).

3.5	Amendment to Certificate of Incorporation of the Registrant (incorporation by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2014).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014)).
4.2	Form of Warrant for the purchase of shares of common stock (incorporated by reference to Exhibit 1.2 to the Registrant’s Current Report on Form 8-K filed on March 19, 2008).
4.3

Common Stock Purchase Warrant No. 2009SRCW-01 for the purchase of 60,000 shares of common stock dated December 31, 2009 in the name of Woodstone Energy, LLC (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.4

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of December 29, 2009 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.5

Form of Common Stock Purchase Warrant No. 2010LPCW-01 for the purchase of 35,000 shares of common stock (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

4.6

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of March 30, 2010 (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.7

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of February 27, 2012 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

4.8	Warrant among the Registrant and NextGen Partners, LLC dated January 24, 2014 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014).
5.1	Opinion of Baker & Hostetler LLP*
10.1	2013 Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Form DEF14A filed on August 16, 2013).
10.2	Form of Indemnification Agreement for directors and officers of the Registrant (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed on March 16, 2007).
10.3	Form of Securities Purchase Agreement dated as of March 14, 2008 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed on March 19, 2008).
10.4	2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (Commission File No. 333-122-686) filed on February 10, 2005).
10.5	2008 Incentive Stock Plan, as amended (incorporated by reference from Appendix B to the Registrant’s Preliminary Proxy Statement on Form PRER14A filed on June 8, 2012).
10.6

Member Interest Purchase Agreement among the Registrant and TLC Investments, LLC, Jamie Hall, and Robert E. Wilson dated December 31, 2009 (incorporated by reference to Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.7

Convertible Promissory Note from the Registrant to TLC Investments, LLC, Jamie Hall, and Robert E. Wilson dated December 31, 2009 (incorporated by reference to Exhibit 10.41 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.8

Warrant Acquisition Agreement between the Registrant and Woodstone Energy, LLC dated December 31, 2009 (incorporated by reference to Exhibit 10.42 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.9	Form of Bonding Support Agreement dated as of December 29, 2009 (incorporated by reference to Exhibit 10.43 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).
10.10

Form of Warrant Acquisition Agreement for bonding support dated as of December 29, 2009 (incorporated by reference to Exhibit 10.44 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.11

Purchase Agreement between the Registrant and Lincoln Park Capital Fund, LLC dated March 17, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

10.12

Registration Rights Agreement between the Registrant and Lincoln Park Capital Fund, LLC dated March 17, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

10.13

Note Purchase Agreement between the Registrant and EF Energy Partners LLC dated March 30, 2010 (incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.14

Warrant Acquisition Agreement among the Registrant and the investors named therein dated March 30, 2010 (incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.15	Form of Management Continuity Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 13, 2010).
10.16	Form of Notice of Stock Option Grant for 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013).

10.17	Form of Notice of Stock Option Grant for 2008 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed on September 8, 2010).
10.18

Modification to Sublease between the Registrant and Keystone Ruby, LLC and Cognovit Promissory Note as of September 1, 2010 (incorporated by reference to Exhibit 10.29 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.19

Financing Agreement between the Registrant and Rosenthal & Rosenthal, Inc. dated December 22, 2011 (incorporated by reference to Exhibit 10.30 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.20

Form of Securities Purchase Agreement between the Registrant and investors dated as of February 27, 2012 (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.21

Collaboration Agreement between the Registrant and Communal International Ltd. dated as of February 27, 2012 (incorporated by reference to Exhibit 10.32 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.22

First Amendment to Collaboration Agreement between the Registrant and Communal International Ltd., dated as of January 1, 2013 (incorporated by reference to Exhibit 10.26 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2013).

10.23

Continuity Agreement dated December 30, 2009 between the Company and Joseph G. Kaveski (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 13, 2012).

10.24

First Amendment dated December 7, 2012 to the Continuity Agreement between the Company and Joseph G. Kaveski (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on December 13, 2012).

10.25	Form of Convertible Subordinated Note (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on December 18, 2012).
10.26	Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on December 18, 2012).
10.27	Form of Convertible Subordinated Note (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 12, 2013).
10.28	Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on March 12, 2013).
10.29

Settlement Agreement dated June 28, 2013 by and among Energy Focus, Inc., Stones River Companies, LLC, TLC Investments, LLC and Jami Hall and Robert E. Wilson (incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K filed on July 3, 2013).

10.30	2014 Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement filed on June 26, 2014).
10.31	Form of Nonqualified Stock Option Grant Agreement to Non-Employee Directors (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.32	Form of Nonqualified Stock Option Grant Agreement to Employees (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.33	Form of Restricted Stock Unit Grant Agreement to Employees (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.34	Form of Incentive Stock Option Grant Agreement to Employees (incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014).
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm*
23.2	Consent of Baker & Hostetler LLP (filed as a part of Exhibit 5.1)*
24	Power of Attorney (included on the signature page hereto)*

* Filed or furnished herewith

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Solon, State of Ohio, on the July 22, 2014.

ENERGY FOCUS, INC.

By:	/s/ James Tu
James Tu
Executive Chairman and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 22, 2014.

Signature	Title

/s/James Tu	Executive Chairman and Chief Executive Officer (Principal Executive Officer)
James Tu

/s/Frank Lamanna	Chief Financial Officer (Principal Financial and Accounting Officer)
Frank Lamanna

*	Director
Simon Cheng

*	Director
John M. Davenport

*	Director
Michael R. Ramelot

*By:	/s/ James Tu
James Tu, as Attorney-in-fact

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Tu, Eric Hilliard and Frank Lamanna, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on July 22, 2014.

Signature	Title

/s/William Cohen	Director
William Cohen

/s/Xin He	Director
Xin He

/s/Thomas Swidarski	Director
Thomas Swidarski

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1

Asset Purchase Agreement, dated November 25, 2013, by and between Energy Focus, Inc. and S.R. Smith LLC (incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on From 8-K filed on November 26, 2013).

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013).
3.2

Certificate of Designation of Series A Participating Preferred Stock of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on November 27, 2006).

3.3	Bylaws of the Registrant (incorporated by reference to Appendix C to the Registrant’s Current Report on Form 8-K filed on November 27, 2006).
3.4

Certificate of Ownership and Merger, Merging Energy Focus, Inc., a Delaware corporation, into Fiberstars, Inc., a Delaware corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 10, 2007).

3.5	Amendment to Certificate of Incorporation of the Registrant (incorporation by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014)).
4.2	Form of Warrant for the purchase of shares of common stock (incorporated by reference to Exhibit 1.2 to the Registrant’s Current Report on Form 8-K filed on March 19, 2008).
4.3

Common Stock Purchase Warrant No. 2009SRCW-01 for the purchase of 600,000 shares of common stock dated December 31, 2009 in the name of Woodstone Energy, LLC (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.4

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of December 29, 2009 (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.5

Form of Common Stock Purchase Warrant No. 2010LPCW-01 for the purchase of 35,000 shares of common stock (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

4.6

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of March 30, 2010 (incorporated by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

4.7

Form of Common Stock Purchase Warrant for the purchase of shares of common stock dated as of February 27, 2012 (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

4.8	Warrant among the Registrant and NextGen Partners, LLC dated January 24, 2014 (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014).
5.1	Opinion of Baker & Hostetler LLP*
10.1	2013 Employee Stock Purchase Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Form DEF14A filed on August 16, 2013).
10.2	Form of Indemnification Agreement for directors and officers of the Registrant (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed on March 16, 2007).
10.3	Form of Securities Purchase Agreement dated as of March 14, 2008 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K filed on March 19, 2008).
10.4	2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (Commission File No. 333-122-686) filed on February 10, 2005).
10.5	2008 Incentive Stock Plan, as amended (incorporated by reference from Appendix B to the Registrant’s Preliminary Proxy Statement on Form PRER14A filed on June 8, 2012).
10.6

Member Interest Purchase Agreement among the Registrant and TLC Investments, LLC, Jamie Hall, and Robert E. Wilson dated December 31, 2009 (incorporated by reference to Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.7

Convertible Promissory Note from the Registrant to TLC Investments, LLC, Jamie Hall, and Robert E. Wilson dated December 31, 2009 (incorporated by reference to Exhibit 10.41 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.8

Warrant Acquisition Agreement between the Registrant and Woodstone Energy, LLC dated December 31, 2009 (incorporated by reference to Exhibit 10.42 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.9	Form of Bonding Support Agreement dated as of December 29, 2009 (incorporated by reference to Exhibit 10.43 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.10

Form of Warrant Acquisition Agreement for bonding support dated as of December 29, 2009 (incorporated by reference to Exhibit 10.44 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.11

Purchase Agreement between the Registrant and Lincoln Park Capital Fund, LLC dated March 17, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

10.12

Registration Rights Agreement between the Registrant and Lincoln Park Capital Fund, LLC dated March 17, 2010 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on March 19, 2010).

10.13

Note Purchase Agreement between the Registrant and EF Energy Partners LLC dated March 30, 2010 (incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.14

Warrant Acquisition Agreement among the Registrant and the investors named therein dated March 30, 2010 (incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2010).

10.15	Form of Management Continuity Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 13, 2010).
10.16	Form of Notice of Stock Option Grant for 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013).
10.17	Form of Notice of Stock Option Grant for 2008 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed on September 8, 2010).
10.18

Modification to Sublease between the Registrant and Keystone Ruby, LLC and Cognovit Promissory Note as of September 1, 2010 (incorporated by reference to Exhibit 10.29 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.19

Financing Agreement between the Registrant and Rosenthal & Rosenthal, Inc. dated December 22, 2011 (incorporated by reference to Exhibit 10.30 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.20

Form of Securities Purchase Agreement between the Registrant and investors dated as of February 27, 2012 (incorporated by reference to Exhibit 10.31 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.21

Collaboration Agreement between the Registrant and Communal International Ltd. dated as of February 27, 2012 (incorporated by reference to Exhibit 10.32 of the Registrant’s Annual Report on Form 10-K filed on March 30, 2012).

10.22

First Amendment to Collaboration Agreement between the Registrant and Communal International Ltd., dated as of January 1, 2013 (incorporated by reference to Exhibit 10.26 of the Registrant’s Annual Report on Form 10-K filed on March 27, 2013).

10.23

Continuity Agreement dated December 30, 2009 between the Company and Joseph G. Kaveski (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 13, 2012).

10.24

First Amendment dated December 7, 2012 to the Continuity Agreement between the Company and Joseph G. Kaveski (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on December 13, 2012).

10.25	Form of Convertible Subordinated Note (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on December 18, 2012).
10.26	Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on December 18, 2012).
10.27	Form of Convertible Subordinated Note (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 12, 2013).
10.28	Form of Note Purchase Agreement (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on March 12, 2013).
10.29

Settlement Agreement dated June 28, 2013 by and among Energy Focus, Inc., Stones River Companies, LLC, TLC Investments, LLC and Jami Hall and Robert E. Wilson (incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K filed on July 3, 2013).

10.30	2014 Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement filed on June 26, 2014).
10.31	Form of Nonqualified Stock Option Grant Agreement to Non-Employee Directors (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.32	Form of Nonqualified Stock Option Grant Agreement to Employees (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.33	Form of Restricted Stock Unit Grant Agreement to Employees (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).
10.34	Form of Incentive Stock Option Grant Agreement to Employees (incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K filed on July 16, 2014).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March 27, 2014).
23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm*
23.2	Consent of Baker & Hostetler LLP (filed as a part of Exhibit 5.1)*
24	Power of Attorney (included on the signature page hereto)*

* Filed or furnished herewith